02042317

MIRGOR

Buenos Aires, june 24th, 2002

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attention: Special Counsel, Office of International Corporation Finance

PROCESSED
JUL 15 2002
THOMSON FINANCIAL P

SEC MAIL RECEIVED PROCESSING
JUN 28 2002
WASH. D.C. 152 SECTION

Mirgor S.A.C.I.F.I.A.
Re: Rule 12g3-2(b) File N1 82-3941

Dear Sir or Madam:

On behalf of Mirgor S.A.C.I.F.I.A., enclosed please find one copy of the financial statements of Mirgor S.A.C.I.F.I.A. as of and for the three month period of the fiscal year N° 32, ended on March 31, 2002, together with an English translation thereof. The enclosed information is being furnished to the Securities and Exchange Commission (the Commisision) pursuant to the exemption from the Securities Exchange Act of 1934 (the Exchange Act) afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Mirgor S.A.C.I.F.I.A. is subject to the Exchange Act.

Very truly yours,

Dr. Mauricio Blacher
Financial Manager

dlw 7/2

Guayaquil 4301 (B1766FJI) La Tablada - Buenos Aires - Tel.: 4454-2800/20 - Fax: (54-11) 4454-2829
Planta: Einstein 1111 (9420) Río Grande - Tierra del Fuego - Tel.: 02964-432610
Planta: Camino a Despeñaderos Km. 6,5 Esq. Calle Río Tercero (5000) Córdoba - Tel.: 0351-494-0206/0120
VALEO JOINT VENTURE

MIRGOR

SOCIEDAD ANÓNIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA.

EINSTEIN 1111 – RIO GRANDE

TIERRA DEL FUEGO

ESTADOS CONTABLES POR EL PERIODO INICIADO

EL 1° DE ENERO Y FINALIZADO EL 31 DE MARZO DE 2002

CONJUNTAMENTE CON EL INFORME DE REVISION LIMITADA

Y DE LA COMISIÓN FISCALIZADORA.

DIRECTORIO

MIRGOR S.A.C.I.F.I.A.

PRESIDENTE

Lic. Roberto Gustavo Vázquez

VICEPRESIDENTE

Sr. José Luis Caputo

DIRECTORES TITULARES

Sr. Pablo Plesko
Sr. André Gold
Sr. Alejandro Carrera

DIRECTORES SUPLENTES

Dr. Diego García Villanueva
Sr. Bernard Clapaud
Sr. Jean Francois Vingre
Sr. Eduardo Garcia Terán
Sr. Jorge Antonio Caputo

COMISIÓN FISCALIZADORA

Síndicos Titulares

Dr. Arturo Lisdero
Dr. Adolfo Lázara
Dr. Santos Oscar Sarnari

Síndicos Suplentes

Dr. Carlos Majlis
Dr. Ricardo Jorge Demattei
Dr. Jorge Puricelli

Ernst & Young

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

INFORME DE REVISIÓN LIMITADA

A los señores Accionistas y Directores de
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

Hemos efectuado una revisión limitada del estado de situación patrimonial de Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria al 31 de marzo de 2002 y 2001, así como los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos y notas 1 a 11 por los períodos intermedios de tres meses finalizados en dichas fechas. Asimismo, nuestra revisión limitada incluyó el examen de la correspondiente Reseña Informativa y el estado de situación patrimonial consolidado al 31 de marzo de 2002 y 2001 así como también los estados de resultados consolidados y los estados de origen y aplicación de fondos consolidados, incluyendo sus notas y anexos C y H, por los períodos intermedios de tres meses terminados en dichas fechas. Dichos estados contables son responsabilidad del Directorio de la mencionada Sociedad.

Nuestra revisión limitada fue efectuada de acuerdo con normas de auditoría vigentes en la República Argentina para dicho propósito, contenidas en la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas y, por lo tanto, no incluyó todos los procedimientos necesarios para realizar una auditoría completa de dichos estados contables. Una revisión limitada de estados contables correspondientes a períodos intermedios consiste principalmente en la aplicación de procedimientos analíticos de revisión y en efectuar preguntas a ejecutivos y funcionarios responsables por los aspectos contables de la Sociedad. El alcance de la revisión es sustancialmente menor al requerido para efectuar una auditoría según normas de auditoría vigentes, cuyo objetivo es expresar una opinión sobre los estados contables tomados en su conjunto. Por lo tanto, no expresamos tal opinión.

Tal como indica la nota 1.a) a los estados contables adjuntos, la Sociedad no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda ocurridas desde el 1° de enero de 2002, lo que es requerido por la Resolución M.D. 3/2002 del Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires y por la Reseolución n° 240 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas. De haberse aplicado dichas Resoluciones, (a) el patrimonio neto de la sociedad al 31 de marzo de 2002 hubiera ascendido aproximadamente a $ 39.976.904 y el resultado del período de tres meses finalizado en dicha fecha hubiera ascendido aproximadamente a $ 4.146.379 (pérdida), y (b) todos los saldos de los rubros al 31 de marzo de 2001 presentados con fines comparativos se hubieran reexpresado aplicando el coeficiente de ajuste correspondiente al período enero a marzo de 2002.

Como se explica en la Nota 11 a los estados contables adjuntos, el Gobierno Nacional ha introducido cambios significativos de política económica, habiéndose dispuesto principalmente la modificación del régimen cambiario establecido por la Ley de Convertibilidad vigente desde el año 1991. En la misma nota se describen también otras medidas conocidas hasta la fecha, que afectan significativamente el entorno económico, algunas de ellas aún se hallan en proceso de instrumentación y reglamentación. El contexto general y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de los acontecimientos. Los estados contables adjuntos al presente deben ser leídos teniendo en cuenta las circunstancias previamente explicadas.

Basados en la revisión limitada que hemos efectuado y sujeto a los efectos que pudieran derivarse de las situaciones mencionadas en el párrafo anterior y en la nota 11 relacionadas con los aspectos que sean aplicables a los estados contables al 31 de marzo de 2002, informamos que:

1. No estamos en conocimiento de ninguna modificación significativa que deba hacerse a los estados contables mencionados en el primer párrafo para que los mismos estén presentados de acuerdo con las normas pertinentes de la Comisión Nacional de Valores, y excepto por la falta de reconocimiento de los efectos de las variaciones en el poder adquisitivo de la moneda mencionada en el tercer párrafo, con las normas contables profesionales vigentes en la Argentina.

2. No tenemos observaciones que formular, en lo que resulta materia de nuestra competencia, sobre la información adicional a los estados contables requerida por el Art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y la Reseña Informativa, preparadas por el Directorio de la Sociedad.

Información Adicional:

a) Las normas de auditoría y las normas contables profesionales, vigentes en la República Argentina, mencionadas en los párrafos anteriores, corresponden a la Ciudad Autónoma de Buenos Aires.

b) Los estados contables mencionados en el primer párrafo surgen de los registros contables llevados en sus aspectos formales, de conformidad con normas legales, excepto por lo indicado en la nota 10, encontrándose asentados en el libro Inventarios y Balances.

c) Los referidos estados contables han sido confeccionados respetando las normas relativas a su forma y contenido previstas en la Ley N° 19.550 (conforme a la interpretación que, con respecto a su artículo 62, efectúa el Decreto N° 316/95 del Poder Ejecutivo Nacional) y la Resolución General N° 368 de la Comisión Nacional de Valores.

ERNST & YOUNG

d) Al 31 de marzo de 2002 la deuda devengada en concepto de aportes y contribuciones con destino al régimen de jubilaciones y pensiones a favor de la Administración Nacional de la Seguridad Social que surge de los registros contables ascendía a $ 89.940,15 no siendo exigible a esa fecha.

Buenos Aires
22 de mayo de 2002

HENRY MARTIN, LISDERO Y ASOC.
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adolfo Lázara (Socio)
Contador Público (U.B.A.)
C.P.C.E.C.F. T° LXIX F° 174

MIRGOR

Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria.

U.S. SEC File N° 82-3941

DOMICILIO LEGAL: Einstein 1111 – Río Grande – Tierra del Fuego.
Actividad Principal de la Sociedad: Manufactura de acondicionadores de aire para rodados.
Fecha de Inscripción en el Registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la última reforma del estatuto: 22 de agosto de 1997.

Fecha de finalización del plazo de duración: 31 de mayo de 2070.

EJERCICIO ECONOMICO N°32, INICIADO EL 1 DE ENERO DE 2002
RESEÑA INFORMATIVA
Por el periodo finalizado el 31 de MARZO de 2002
(Cifras expresadas en pesos).

1. BREVE COMENTARIO SOBRE ACTIVIDADES DE LA SOCIEDAD EN EL EJERCICIO.

El resultado ordinario del ejercicio iniciado el 1ro de enero de 2002 y finalizado el 31 de marzo de 2002 fue positivo y ascendió a 903.755.

El grave conflicto institucional de la Argentina que produjo la devaluación y la destrucción de las bases contractuales de la economía detuvo las ventas de autos durante buena parte del trimestre concluido el 31 de marzo. Pese a la crisis, la producción de autos pudo sostenerse ligeramente gracias a las exportaciones a países fuera del Mercosur y contratadas antes de producirse la devaluación. Sin embargo, las cantidades totales para la industria automotriz muestra una disminución del 44% con respecto a las producidas en el 1° trimestre del año anterior.

Como consecuencia del caos en el que se desenvolvió la economía argentina desaparecieron todas las formas conocidas de crédito, desde el que otorgaban los proveedores externos, pasando por el plazo de pago otorgado por los proveedores locales y terminando por el de las instituciones financieras, con las dificultades de obtención de financiaciones que ello implica.

Otro factor que afectó la actividad estuvo dado por los cambios de precios relativos que producen las devaluaciones y que en el caso de Argentina, genera condiciones de pánico por las experiencias vividas en la década del ochenta.

En ese contexto, la principal tarea de la empresa fue la acordar rápidamente esquemas de actualización de precios que aseguren la cobertura de los costos de reposición. Este elemento resulta básico para garantizar la continuidad de la empresa, a partir de mantener el capital de trabajo intacto.

A la situación descripta se sumó la difícil tarea de convencer a proveedores del exterior y a Bancos que la confiabilidad de la empresa no era asimilable a la situación del anuncio de default de la deuda pública argentina anunciada por el gobierno.
La prohibición de pagos al exterior que duró más de dos meses y la posterior obligación de no efectuar giros antes de los 45 días de efectuado el embarque han sido factores que dificultaron la gestión.

Las ventas de Mirgor de sistemas de climatización en unidades cayeron un 60,3%, mientras que en pesos históricos se redujeron un 7,7%. Las causas de esta diferencia son tres.
- Se negociaron aumentos con los clientes que reconocieron los efectos de la devaluación sobre los costos de la empresa. En este caso se respetó la pauta de que los cambios de precio responderían, únicamente a dichos impactos.
- Se registró una fuerte cambio de la proporción de las ventas, aumentando las de sistemas para autos con aire acondicionado.
- En el mes de Febrero se iniciaron las ventas de los tableros de instrumentos a Volkswagen Argentina. El volumen del período fue de 1830 unidades y se estima que durante los próximos meses se estabilizará en unas 1200 unidades por mes.

2. *ESTRUCTURA PATRIMONIAL* (cifras correspondientes a los estados consolidados y expresadas en pesos)

	31/03/2002	31/03/2001	31/03/2000	31/03/1999	31/03/1998
Activo Corriente	54,547,166	41,000,974	48,590,136	50,517,904	55,313,889
Activo no Corriente	26,089,705	22,399,711	23,077,340	23,334,153	23,082,008
Total del Activo	80,636,871	63,400,685	71,667,476	73,852,057	78,395,897
Pasivo Corriente	46,316,182	26,185,138	28,702,206	23,878,824	31,649,786
Pasivo no Corriente	0	0	0	5,758,039	5,758,039
Total del Pasivo	46,316,182	26,185,138	28,702,206	29,636,863	37,407,825
Participación Minoritaria	2,733	2,531	2,637	8	597
Patrimonio Neto	34,317,956	37,213,016	42,962,633	44,215,186	40,987,475
Total de Pasivo y Patrimonio Neto	80,636,871	63,400,685	71,667,476	73,852,057	78,395,897

3. ESTRUCTURA DE RESULTADOS. **(cifras correspondientes a los estados consolidados y expresadas en pesos)**

	31/03/2002	31/03/2001	31/03/2000	31/03/1999	31/03/1998
Resultado operativo ordinario	(242,619)	(486,161)	(96,580)	(651,327)	3,036,947
Resultado financieros	1,214,497	(1,298,571)	(432,477)	(872,270)	(695,911)
Otros (egresos) / ingresos	(67,898)	13,874	(92,336)	(243,663)	97,779
Resultado participación minoritaria	(225)	20	9	230	223
Resultado neto ordinario	903,755	(1,770,838)	(621,384)	(1,767,030)	2,439,038
Resultado extraordinario	0	0	0	0	0
Resultado participación minoritaria	0	0	0	0	0
Resultado neto	903,755	(1,770,838)	(621,384)	(1,767,030)	2,439,038

4. *DATOS ESTADÍSTICOS*

Volumen de unidades	31/03/2002		31/03/2001		31/03/2000		31/03/1999		31/03/1998	
	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.	Trim.	Acum.
Producción	(1) 23,367	23,367	56,327	56,327	41,213	41,213	42,600	42,600	54,140	54,140
Ventas	8,400	8,400	16,627	16,627	29,440	29,440	20,986	20,986	31,656	31,656

5. *INDICES*

	31/03/2002	31/03/2001	31/03/2000	31/03/1999	31/03/1998
Liquidez	1.18	1.57	1.69	2.12	1.75
Endeudamiento	1.35	0.70	0.67	0.67	0.90
Rentabilidad ordinaria antes de impuesto a las ganancias	0.0270	-0.0500	-0.0140	-0.0380	0.0633

(1) Incluye aquella relacionada con Interclima S.A.

6. *COTIZACIONES*

ENE 02	ENE 01	FEB 02	FEB 01	MAR 02	MAR 01
4.10	4.30	4.10	4.20	4.10	4.20

7. *PERSPECTIVAS*

A mediados del mes de marzo el gobierno autorizó el uso de certificados de plazo fijo que estaban congelados por el "corralito". Esto ayudó a reactivar las ventas domésticas, aunque el impacto se detuvo a partir del 15 de abril, fecha en que venció la autorización para aplicar esta forma de pago.
Las entidades vinculadas a la industria automotriz continúan haciendo gestiones para que se vuelva a autorizar esta modalidad de pago, aunque no se esperan novedades hasta que el Gobierno defina como será el nuevo plan Bonex.

Es muy importante resaltar que la producción actual está impulsada por las exportaciones. El 95% de los autos fabricados en el primer trimestre fueron enviados al exterior. El gobierno argentino está en conocimiento de esta situación y en el mes de marzo cerró un acuerdo con México que aumenta de 19.000 a 50.000 la cantidad de autos que se podrán exportar a ese país. Hace pocas horas se firmó un acuerdo similar con Chile, que permitirá aumentar de 7.000 a 27.000 los envíos de autos a ese país. Para completar el panorama es de fundamental importancia que se pueda cerrar el acuerdo automotriz del Mercosur que aleje definitivamente el problema de las multas a los desbalances de las importaciones de origen argentino que tuvieron las fábricas de autos brasileñas.

Para Mirgor, los acuerdos con México y Chile permiten asegurar una base de producción aceptable, ya que sus clientes GM Argentina y Volkswagen Argentina tienen acuerdos firmados que exceden el año 2002.

La devaluación ha permitido bajar los valores de los productos de la empresa en dólares por lo que sus productos se vuelven más competitivos en comparación con las importaciones que realizan algunas de las terminales argentinas.
En este sentido se están acelerando los plazos para iniciar las entregas de los sistemas de climatización para el Renault Clio y se ha desarrollado un sistema local para abastecer las necesidades del Corsa Diesel de General Motors, el que se estima comenzar a proveer durante el mes de Junio.

Río Grande, 22 de mayo de 2002.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO ECONOMICO N°32 POR EL PERIODO DE TRES MESES INICIADO EL 1 DE ENERO DE 2002 Y FINALIZADO EL 31 DE MARZO DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

Domicilio legal: Einstein 1111 – Río Grande – Tierra del Fuego.

Actividad principal: Manufactura de acondicionadores de aire para rodados.

Fecha de Inscripción en el registro Público de Comercio:

- Del estatuto social: 1° de junio de 1971.
- De la primera reforma del estatuto: 1° de julio de 1994.
- De la última reforma del estatuto: 22 de agosto de 1997.

Número de registro en la Inspección General de Justicia (I.G.J.) 40.071

Fecha de vencimiento del Estatuto: 13 de abril de 2070.

Sociedad Controlante: Se expone en Nota 7 a los estados contables básicos.

Composición del capital: Ver nota 3 a los estados contables básicos.

	PESOS
20.000.000 de acciones ordinarias de valor nominal $0,10 c/u. Suscripto, integrado, emitido e inscripto en el Registro Público de Comercio.	2.000.000

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE MARZO DE 2002 Y 2001.

- Expresados en pesos –

	2002	2001
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos	1,406,484	267,442
Inversiones	4,274,101	6,147,096
Créditos por ventas	11,569,138	10,032,558
Créditos fiscales	432,759	3,189,347
Otros créditos	494,409	3,161,974
Bienes de Cambio	36,370,275	18,202,557
TOTAL DEL ACTIVO CORRIENTE	54,547,166	41,000,974
ACTIVO NO CORRIENTE		
Otros Créditos	1,943,171	0
Créditos fiscales	6,798,320	3,055,970
Inversiones	29,196	48,624
Activos Intangibles - Nota 1.e.b)	324,824	478,463
Bienes de Uso - Nota 1.e.a)	16,994,194	18,816,654
TOTAL DEL ACTIVO NO CORRIENTE	26,089,705	22,399,711
TOTAL DEL ACTIVO	80,636,871	63,400,685

Las notas a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE SITUACIÓN PATRIMONIAL CONSOLIDADO AL 31 DE MARZO DE 2002 Y 2001.
- Expresados en pesos –

	2002	2001
PASIVO Y PATRIMONIO NETO		
PASIVO CORRIENTE		
Deudas Comerciales	14,243,706	24,239,829
Deudas Bancarias	25,431,353	0
Deudas Sociales y Fiscales	735,917	1,158,156
Anticipos de clientes	2,248,818	0
Otras Deudas	204,011	787,153
Previsiones	3,452,377	0
TOTAL DEL PASIVO CORRIENTE	46,316,182	26,185,138
TOTAL DEL PASIVO	46,316,182	26,185,138
Participación minoritaria	2,733	2,531
PATRIMONIO NETO	34,317,956	37,213,016
TOTAL DEL PASIVO Y PATRIMONIO NETO	80,636,871	63,400,685

Las notas a los estados contables consolidados y a los estados básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE RESULTADOS CONSOLIDADOS CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos –

	2002	2001
Ventas netas		
(incluye beneficios fiscales de IVA por 1.317.556		
y de 1.539.357 respectivamente)	11,459,772	10,811,318
Costo de las mercaderías vendidas	(10,203,962)	(9,570,234)
UTILIDAD BRUTA	1,255,810	1,241,084
Gastos de Administración	(1,236,287)	(1,375,598)
Gastos de Comercialización	(257,285)	(346,790)
Otros Egresos / Ingresos	(67,898)	13,874
Resultados financieros y por tenencia		
Generados por activos	25,204,156	(756,462)
Generados por pasivos	(23,989,659)	(542,109)
Resultado por inversiones permanentes	(4,857)	(4,857)
SUBTOTAL	903,980	(1,770,858)
Resultado participación Terceros	(225)	20
RESULTADO ORDINARIO NETO DEL PERIODO	903,755	(1,770,838)
GANANCIA/ (PERDIDA) NETA DEL PERIODO	903,755	(1,770,838)

Las notas a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CONSOLIDADOS CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos -

	2002	2001
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Resultado ordinario del periodo	903,755	(1,770,838)
Ajustes para conciliar resultado del período con los fondos generados por (aplicados a) las operaciones		
Amortizaciones	625,882	720,213
Resultado por venta de bienes de uso	0	(6,575)
Participación minoritaria	225	(20)
Previsión para desvalorización de inventarios	2,402,213	19,003
Resultado por inversiones permanentes	4,857	4,857
Previsión para contingencias	3,452,377	
Variaciones de Activo y Pasivo:		
Créditos por ventas	(4,310,513)	556,662
Bienes de cambio	(21,561,393)	675,823
Deudas comerciales	8,908,312	108,323
Deudas bancarias	12,022,943	0
Deudas sociales y fiscales (neto de créditos)	(756,422)	(21,118)
Anticipos de clientes	2,248,818	
Otros	(495,414)	(14,561)
FONDOS (APLICADOS A) GENERADOS POR LAS OPERACIONES	3,445,640	271,769

Información complementaria

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CONSOLIDADOS CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos -

	2002	2001
FONDOS GENERADOS POR (APLICADOS A) LAS ACTIVIDADES DE INVERSIÓN		
Adquisición de bienes de uso	(39,756)	(250,563)
Ingreso por venta de bienes de uso	0	7,800
Inversión en desarrollo	0	(66,792)
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSIÓN	(39,756)	(309,555)
Variación neta de caja, bancos y equivalentes	3,405,884	(37,786)
Caja,Bancos y equivalentes al comienzo del periodo	2,274,114	6,451,737
Caja, Bancos y equivalentes al final del periodo	5,679,998	6,413,951

Las notas a los estados contables consolidados y a los estados contables básicos de MIRGOR S.A.C.I.F.I.A. son parte integrante de estos estados y deben leerse conjuntamente.

Información complementaria
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2002 Y 2001.
- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Normas contables aplicables.

Los estados contables al 31 de Marzo de 2002 y 2001 han sido preparados de acuerdo con los lineamientos de la Resolución General Nro. 368 y sus modificatorias, de la Comisión Nacional de Valores, las que se encuadran dentro de las normas contables profesionales vigentes, con las restricciones y ampliaciones establecidas en el Anexo I al libro N° 7 " Régimen Informativo " de dicha resolución.

b) Síntesis de los criterios de valuación y exposición:

Los criterios de valuación y exposición de los estados contables consolidados son similares a los expuestos en la nota 1 a los estados contables básicos, excepto por la valuación de las inversiones en sociedades controladas que en los presentes estados han sido incorporados línea por línea siguiendo los criterios de la resolución técnica Nro 4 de la FACPCE, con las eliminaciones que correspondiere.

c) Bases de Consolidación:

Siguiendo el procedimiento establecido en la Resolución Técnica N°4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, MIRGOR S.A.C.I.F.I.A ha consolidado línea por línea sus estados contables al 31 de Marzo de 2002 y 2001 con los de su controlada Interclima Sociedad Anónima, en la que posee los votos necesarios para formar la voluntad social.

Los datos que reflejan el control societario son los siguientes:

Sociedad controlada	% de participación en el capital ordinario y en votos posibles al 31/03/2002	Fecha de cierre del período
Interclima Sociedad Anónima	99.9667	31/03/02

Información complementaria

NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

d) Estados Contables Utilizados en la Consolidación

Para la preparación de los estados consolidados al 31 de Marzo de 2002 se utilizaron los estados contables de Interclima Sociedad Anónima que a la fecha señalada cuentan con la auditoría de Henry Martín, Lisdero y Asociados, los que han emitido el correspondiente informe de revisión limitada con salvedades con fecha 22 de mayo de 2002.

e) Evolución de activos significativos:

a) Bienes de Uso:	$
Saldo al comienzo del ejercicio	17.552.994
Altas	39.757
Bajas (neto de amortizaciones)	0
Amortizaciones	(598.557)
Saldo al cierre del ejercicio	16.994.194
b) Bienes Intangibles	$
Saldo al comienzo del ejercicio	352.149
Altas	0
Bajas	0
Amortizaciones	(27.325)
Saldo al cierre del ejercicio	324.824

ANEXO "C"

ACCIONES, DEBENTURES, OTROS TITULOS EMITIDOS EN SERIE Y PARTICIPACIÓN EN SOCIEDAD POR EL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos –

2002													2001
							Información sobre elemisor						
								Últimos estados contables emitidos					
Denominación y característica de los valores	Valores Nominales	Cantidades	Valores de costo	Valor patrimonial proporcional	Mayor valor de la inversión (Nota 1.c)	Valores de libros	Actividad Principal	Fecha	Capital	Rdo del periodo	P. Neto	% del partipac. s/ capital social	Valor de libros
Inversiones corrientes:													
Baesa	1.0	246	324,025			587							587
Total inversiones corrientes						587							587
Inversiones no corrientes:													
Soc. Art. 33 - Ley 19.550:													
INTERCLIMA Sociedad Anónima	1	11,996	4,010,400	8,160,986	29,195	8,190,181	Fabricación de autopartes e intercambiadores p/ equipos de aire acondicionado y calefacción	31/03/02	12,000	676,151	8,207,466	99.97%	7,597,777
Total Inversiones no corrientes						8,190,181							7,597,777
Total Inversiones						8,190,768							7,598,364

ANEXO "H"

INFORMACIÓN REQUERIDA POR EL APARTADO I INCISO b) DEL ART. 64 DE LA LEY NRO. 19.550 CORRESPONDIENTE AL PERIODE DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2001 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR

- Expresados en pesos –

	2002				2001
Rubros	Costos de producción	Gastos de administración	Gastos de comercialización	Total	Total
Sueldos y jornales	843,735	357,888	81,381	1,283,004	1,774,503
Contribuciones y beneficios sociales	175,185	125,565	21,324	322,074	378,583
Seguros	40,386	9,802	1,027	51,215	81,756
Honorarios y gastos de capacitación	31,404	61,881	10,703	103,988	130,118
Impuestos, tasas y contribuciones	53,816	72,398	20,360	146,574	225,691
Otros gastos varios de administración	0	355,111	0	355,111	334,900
Amortizaciones bienes de uso	362,760	236,833	9,480	609,073	659,444
Amortizaciones intangibles	0	16,809	0	16,809	60,769
Gastos varios de producción	222,267	0	0	222,267	499,276
Otros gastos variables	262,547	0	0	262,547	391,250
Transportes, fletes y acarreos	669,790	0	39,911	709,701	961,779
Otros gastos de comercialización	0	0	73,099	73,099	76,783
TOTALES 2002	2,661,890	1,236,287	257,285	4,155,462	
TOTALES 2001	3,852,464	1,375,598	346,790		5,574,852

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE MARZO DE 2002 Y 2001

- Expresados en pesos -

	2002	2001
ACTIVO		
ACTIVO CORRIENTE		
Caja y Bancos - Nota 2	1,391,539	244,357
Inversiones - Nota 2	4,274,101	6,142,556
Créditos por ventas - Nota 2	10,369,880	9,570,480
Créditos Fiscales - Nota 2	256,869	2,780,901
Otros Créditos - Nota 2	477,126	2,412,837
Bienes de Cambio - Nota 2	34,930,997	16,947,827
TOTAL DEL ACTIVO CORRIENTE	51,700,512	38,098,958
ACTIVO NO CORRIENTE		
Inversiones Soc. Art. 33 Ley 19.550	8,190,181	7,597,777
Créditos Fiscales - Nota 2	3,994,557	1,355,403
Otros Créditos - Nota 2	1,004,226	0
Bienes de Uso	15,653,495	17,292,449
Activo Intangibles	247,794	359,370
TOTAL DEL ACTIVO NO CORRIENTE	29,090,253	26,604,999
TOTAL DEL ACTIVO	80,790,765	64,703,957

Las notas 1 a 11 son parte integrante de estos estados contables.

ESTADO DE SITUACIÓN PATRIMONIAL AL 31 DE MARZO DE 2002 Y 2001
- Expresados en pesos -

	2002	2001
PASIVO Y PATRIMONIO NETO		
PASIVO CORRIENTE		
Deudas Comerciales - Nota 2	12,805,198	23,987,212
Deudas Sociales y Fiscales - Nota 2	657,654	1,056,617
Deudas Bancarias - Nota 2	25,431,353	0
Anticipos de clientes	2,248,818	0
Otras Deudas - Nota 2	1,204,011	1,676,096
Presiviones	3,452,377	0
TOTAL DEL PASIVO CORRIENTE	45,799,411	26,719,925
PASIVO NO CORRIENTE		
Otras Deudas - Nota 2	673,398	771,016
TOTAL DEL PASIVO NO CORRIENTE	673,398	771,016
TOTAL DEL PASIVO	46,472,809	27,490,941
PATRIMONIO NETO (Según estado respectivo)	34,317,956	37,213,016
TOTAL DEL PASIVO Y PATRIMONIO NETO	80,790,765	64,703,957

Las notas 1 a 11 son parte integrante de estos estados contables.

ESTADO DE RESULTADOS CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.
- Expresados en pesos -

	2002	2001
Ventas netas		
(incluye beneficios fiscales de IVA por 1.317.556 y de		
1.537.642 respectivamente) - Nota 5.e	9,469,728	10,264,163
Costo de las mercaderías vendidas	(8,644,074)	(9,152,751)
UTILIDAD BRUTA	825,654	1,111,412
Gastos de Administración	(1,211,141)	(1,352,782)
Gastos de Comercialización	(256,630)	(345,100)
Otros Ingresos	81,627	151,217
Resultados financieros y por tenencia		
Generados por activos - Nota 4	24,261,179	(736,832)
Generados por pasivos - Nota 4	(23,474,588)	(536,688)
Resultado ordinario por inversiones permanentes	677,654	(62,065)
RESULTADO ORDINARIO NETO DEL PERIODO	903,755	(1,770,838)
GANANCIA / (PERDIDA) NETA DEL PERIODO	903,755	(1,770,838)

Las notas 1 a 11 son parte integrante de estos estados contables.

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2002 COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresadas en pesos -

DETALLE	2002											2001
	Capital Social	Ajuste del capital social	Ajustes no capitalizados	Ajustes aportes no capitalizados	Primas de emisión	Total	Ganancias reservadas			Resultados no asignados	Total	Total
							Reserva legal	Otras reservas (*)	Total			
Saldos al inicio del ejercicio	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	27,157,189	33,414,201	38,983,854
Resultado neto del periodo										903,755	903,755	(1,770,838)
Saldos al 31 de Marzo de 2002	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	28,060,944	34,317,956	
Saldos al 31 de Marzo de 2001	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	30,956,004		37,213,016

(*) Ver nota 3.b-

Las notas 1 a 11 son parte integrante de estos estados contables.

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 MARZO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos -

	2002	2001
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
RESULTADO ORDINARIO NETO DEL PERIODO	903,755	(1,770,838)
Ajustes para conciliar el resultado neto del ejercicio con los fondos generados por (aplicados a) las operaciones:		
Amortizaciones	553,918	653,229
Resultado por venta de bienes de uso	0	(6,575)
Previsión para desvalorización de inventarios	1,573,635	13,444
Resultado por inversiones permanentes	(677,654)	62,065
Previsión para contingencias	3,452,377	
Variaciones en activos y Pasivos:		
Créditos por ventas	(3,317,243)	502,276
Bienes de cambio	(20,269,158)	721,946
Deudas comerciales	7,730,279	263,994
Deudas bancarias	12,022,943	0
Deudas sociales y fiscales (neto de créditos)	(632,802)	74,475
Anticipos de clientes	2,248,818	0
Otros	(161,157)	(259,060)
FONDOS (APLICADOS A) GENERADOS POR LAS OPERACIONES	3,427,711	254,956

Las notas 1 a 11 son parte integrante de estos estados contables.

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS CORRESPONDIENTE AL PERIODO DE TRES MESES FINALIZADO EL 31 DE MARZO DE 2002, COMPARATIVO CON SIMILAR PERIODO DEL EJERCICIO ANTERIOR.

- Expresados en pesos -

	2002	2001
FONDOS APLICADOS A LA ACTIVIDAD DE INVERSION		
Adquisición de bienes de uso	(33,069)	(215,495)
Ingreso por venta de bienes de uso	0	7,800
Inversión en desarrollos	0	(66,792)
FONDOS APLICADOS A LAS ACTIVIDADES DE INVERSIÓN	(33,069)	(274,487)
Variación neta de caja, bancos y equivalentes	3,394,642	(19,531)
Caja, Bancos y equivalentes al comienzo del ejercicio	2,270,411	6,405,857
Caja, Bancos y equivalentes al final del ejercicio.	5,665,053	6,386,326

Las notas 1 a 11 son parte integrante de estos estados contables.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

a) Reexpresión en moneda constante.

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda en forma integral hasta el 31 de agosto de 1995, mediante la aplicación del método de reexpresión en moneda constante establecido en la Resolución Técnica 6 de la FACPCE. A partir del 1° de setiembre de 1995, en base a las condiciones de estabilidad económica prevalecientes y de acuerdo con lo requerido por la Resolución General N° 368/01 (anterior 290/97) de la Comisión Nacional de Valores, la sociedad discontinúo la aplicación del método, manteniendo las reexpresiones registradas hasta dicha fecha. Este criterio ha sido aceptado por las normas contables profesionales hasta el 31 de Diciembre de 2001.

Teniendo en cuenta la existencia de un nuevo contexto inflacionario –el incremento del índice aplicable para la reexpresión de estados contables fue del 32% en el período enero a marzo de 2002 y las condiciones creadas por el nuevo régimen establecido por la ley de Emergencia Pública y Reforma del Régimen Cambiario, que se describen en la nota 9, con fecha 5 de marzo de 2002, el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires aprobó la Resolución M.D. n° 3/2002 (criterio similar a la Resolución 240 de la FACPCE), que establece, entre otros aspectos, la reanudación del ajuste por inflación en los ejercicios o periodos intermedios cerrados a partir del 31 de marzo de 2002 inclusive, disponiendo que tanto las mediciones contables reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el momento de la interrupción de los ajustes, como las que tengan fecha de origen en el período de estabilidad, se consideren expresadas en moneda de Diciembre de 2001.

La sociedad deberá aplicar las normas de la Resolución M.D. n°3/2002 del CPCECABA o Resolución 240 de la FACPCE una vez que las mismas sean aprobadas por la Comisión Nacional de Valores. De haber aplicado dicha Resolución, (a) el patrimonio neto de la sociedad al 31 de marzo de 2002 hubiera ascendido aproximadamente a $ 39.976.904 y el resultado del período de tres meses terminado en dicha fecha hubiera ascendido aproximadamente a $ 4.146.379 (pérdida), y (b) todos los saldos de los rubros al 31 de marzo de 2001, presentados con fines comparativos, se hubieran reexpresado aplicando el coeficiente de ajuste correspondiente al período enero a marzo de 2002.

b) Criterios de exposición contable

A partir del período cerrado el 30 de Junio de 2001, y como consecuencia de la sanción de la Resolución N° 368, y sus modificatorias, de la Comisión Nacional de Valores, la sociedad ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino por el contrario los mismos continúan constituyendo información complementaria, tal cual lo dispone el segundo párrafo del artículo 62 de la Ley 19.550.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

c) Criterios de valuación

Los principales criterios de valuación utilizados en la preparación de los estados contables fueron los siguientes:

- Caja y bancos, inversiones corrientes, créditos por ventas, otros créditos y pasivos:
- En moneda nacional: a su valor nominal al cierre del período, incluyéndose de corresponder, los intereses devengados pertinentes a dichas fechas.
- En moneda extranjera: a su valor nominal en moneda extranjera más los intereses devengados al cierre del período, convertidos a los tipos de cambio vigentes a dichas fechas para la liquidación de estas operaciones. Las diferencias de cambio fueron imputadas a los resultados del período.

- Bienes de cambio:
- Las materias primas (incluyendo aquellas en tránsito) fueron valuadas a sus valores de reposición al cierre del periodo. La valuación al cierre del período no supera los precios de plaza a esa fecha.
- Los productos elaborados fueron valuados a su costo de reproducción al cierre del período con límite en su valor neto de realización.

- Inversiones no corrientes:

- Sociedades Art. 33 – Ley 19.550: a su valor patrimonial proporcional de acuerdo con lo establecido por la Resolución Técnica Nro. 5 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, el que fue calculado en base a los estados contables al 31 de Marzo de 2002 de Interclima S.A., los cuales han sido examinados por Henry Martín, Lisdero y Asociados, habiéndose emitido sobre ellos un informe de revisión limitada con salvedades con fecha 22 de mayo de 2002.

Por otra parte, en la determinación del valor proporcional fueron considerados los ajustes necesarios para adaptar los criterios de valuación de la Sociedad controlada a los de la Sociedad y la diferencia entre el monto efectivamente pagado y el señalado valor patrimonial fue imputada de la siguiente manera:

- La porción relacionada con mayor valor del mercado de los bienes de uso de la controlada respecto del valor de libros se incluyó como valor de la inversión.

El resultado por la participación en la Sociedad controlada se incluye en línea separada en el estado de resultados.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Bienes de Uso

Los bienes de uso cuya fecha de origen fuera anterior al 31 de agosto de 1995 se encuentran valuados a su costo reexpresado a dicho momento, de acuerdo con lo indicado en el apartado b) de la presente nota, menos las correspondientes amortizaciones acumuladas. Aquellos bienes adquiridos con posterioridad al 31 de agosto de 1995 han sido valuados al costo, descontándosele en caso de corresponder, las amortizaciones hasta la fecha de cierre del ejercicio. Las amortizaciones se calculan aplicando tasas constantes calculadas en base a la vida útil estimada de los respectivos bienes. Como parte integrante de este rubro se incluyen aquellos bienes destinados a la locación.

Los valores así determinados no exceden, para cada grupo homogéneo de bienes, su valor recuperable.

- Activos Intangibles

Incluyen los siguientes conceptos:

- Gastos de investigación y desarrollo; Licencias vinculados a nuevos productos. Estos importes se amortizan aplicando tasas constantes para extinguir dichos valores en un período de tres años a partir del lanzamiento al mercado de los nuevos productos.

- Previsiones:
- Deducidas del activo:

  a) Para deudores incobrables: se han constituido para regularizar y adecuar la valuación de los créditos por ventas, sobre una base de análisis individual de aquellos que prestan índices de incobrabilidad.

  b) Desvalorización de cambio: se ha calculado teniendo en cuenta el valor recuperable de los ítems deteriorados, obsoletos o de lento movimiento.
- Incluidas en el Pasivo:

  - Para contingencias: ver nota 11

- Cuentas de patrimonio neto:
- Se encuentran reexpresadas de acuerdo con el método descripto en el apartado a) de la presente nota, excepto la cuenta "Capital Social – Valor Nominal ", la cual se ha mantenido por su valor de origen. El ajuste derivado de su reexpresión en moneda del 31 de agosto de 1995 se expone en la cuenta "Ajuste del Capital".

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 1 – BASE DE PRESENTACIÓN DE LOS ESTADOS CONTABLES

- Cuentas del estado de resultados

- Los resultados de inversiones permanentes fueron calculados de acuerdo con el método del valor patrimonial proporcional, aplicando el porcentaje de participación de la Sociedad sobre los resultados de la controlada, correspondientes al mismo período de tiempo que el de la Sociedad y deduciendo los resultados no transcendidos a terceros. Asimismo se incluyen en este concepto los ajustes necesarios para adaptar los criterios de valuación de la sociedad mencionada, a la controlada.
- Los resultados financieros y por tenencia incluyen las diferencias de cambio, como así también el resultado por tenencia de bienes de cambio y los intereses.

- Impuesto a las Ganancias – Impuesto a las ganancias mínimas presuntas.

En el presente período no se constituyó una provisión por el impuesto a las ganancias, debido a que el resultado fiscal arrojó quebranto calculado de acuerdo con las normas vigentes.

No se ha considerado el efecto que pudiera resultar de la aplicación del método de impuesto diferido, por no resultar el mismo obligatorio, de acuerdo con las normas contables profesionales vigentes.

No se constituyó una provisión por el impuesto a las ganancias mínimas presuntas, debido a que de acuerdo con la Ley de Competitividad, a la cual la sociedad se adhirió (Ver Nota 5), se ha eximido a las empresas del pago del mismo, cuya vigencia se extiende hasta el 30 de abril del 2002.

- *Estado de origen y aplicación de fondos*

De acuerdo con lo previsto en la Resolución N°368 de la Comisión Nacional de Valores, se incluye como estado básico al Estado de Origen y Aplicación de Fondos. La Sociedad preparó dicho estado de acuerdo con el método indirecto, partiendo del resultado neto del ejercicio y sumándole o deduciéndole, según corresponda, aquellas partidas que intervinieron en su determinación pero que no afectaron los fondos y los cambios en activos y pasivos, como así también los fondos “generados por” o “aplicados a” las actividades de “inversión” y de “financiación”. La Sociedad ha considerado como concepto de “fondos” al rubro caja y bancos, más las inversiones de rápida conversión en efectivo (colocaciones originales menores a tres meses de plazo).

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
ACTIVO CORRIENTE		
Caja y Bancos		
Caja y fondo fijo moneda nacional	18,065	17,456
Caja moneda extranjera	3,965	2,654
Bancos moneda nacional	1,157,515	35,555
Bancos moneda extranjera	211,994	188,692
	1,391,539	244,357
Inversiones		
Titulos y Acciones	587	587
Caja de ahorro y otros en moneda ext.	4,272,435	6,096,583
Caja de ahorro en moneda nacional y otros	1,079	45,386
	4,274,101	6,142,556
Créditos por ventas		
Deudores por ventas	10,455,603	9,560,728
Deudores por ventas moneda extranjera	0	95,475
Previsión deudores incobrables	(85,723)	(85,723)
	10,369,880	9,570,480
Créditos fiscales		
Beneficios promocionales a cobrar - Nota 5.c.)	0	1,388,544
IVA crédito fiscal	240,328	1,086,065
Otros	16,541	306,292
	256,869	2,780,901
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	0	1,004,227
Otros	477,126	1,408,610
	477,126	2,412,837

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
Bienes de cambio		
Productos elaborados	11,597,940	7,014,100
Materia prima	27,308,338	8,893,782
Materia prima en tránsito	1,365,121	2,198,817
Existencia al cierre	40,271,399	18,106,699
Anticipo a proveedores en moneda nacional	133,316	113,623
Anticipo a proveedores en moneda extranjera	839,492	200,567
Previsión para desvalorización	(6,313,210)	(1,473,062)
	34,930,997	16,947,827
ACTIVO NO CORRIENTE		
Créditos Fiscales		
Ahorro obligatorio	8,539	8,539
I.V.A. Crédito fiscal	1,102,472	0
Anticipo impuesto a las ganancias	1,382,007	1,346,864
Beneficios promocionales a cobrar - Nota 5.c)	1,255,473	0
Otros	246,066	0
	3,994,557	1,355,403
Otros Créditos		
Reintegros a cobrar en moneda nacional - Nota 5	1,004,226	0
	1,004,226	0

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 2 – COMPOSICIÓN DE LOS PRINCIPALES RUBROS

	2002	2001
PASIVO CORRIENTE		
Deudas Comerciales		
En moneda local	1,928,555	1,468,177
Deudas comerciales Soc. Art. 33 ley 19.550 - Nota 8	7,244	150,856
En moneda extranjera	10,869,399	22,766,542
Intereses a devengar	0	(398,363)
	12,805,198	23,987,212
Deudas Sociales y Fiscales		
Deudas sociales	240,419	566,317
Deudas fiscales	417,235	490,300
	657,654	1,056,617
Deudas Bancarias		
En moneda local		
Préstamos Financieros	8,425,364	0
Intereses a devengar	(61,156)	0
En moneda extranjera		
Préstamos Financieros	17,123,940	0
Intereses a devengar	(56,795)	0
	25,431,353	0
Otras Deudas		
Sociedad Art. 33 Ley 19.550 -Nota 8	1,000,000	1,000,000
Provisiones varias	204,011	676,096
	1,204,011	1,676,096
PASIVO NO CORRIENTE		
Otras deudas		
Sociedad Art. 33 Ley 19.550 -Nota 8	673,398	771,016
	673,398	771,016

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 3 – ESTADO DE CAPITALES – PATRIMONIO NETO

a) Estado de Capitales

De acuerdo con lo dispuesto por la modificación al estatuto de la Sociedad, aprobado por la Asamblea General Extraordinaria de Accionistas del 27 de mayo de 1994, el capital de la Sociedad se incrementó de 3,20 a 2.000.000-

El mismo está representado por 20.000.000 de acciones ordinarias escriturales, de valor nominal 0,10 y se encuentra totalmente inscripto, suscripto e integrado.

Las acciones de la Sociedad fueron convertidas en tres clases, como se detalla a continuación:

Clase de acciones	Votos
Clase "A"	Con derecho a tres (3) votos c/u.
Clase "B"	Con derecho a tres (3) votos c/u.
Clase "C"	Con derecho a un (1) voto c/u.

Cada una de las acciones Clases A, B y C tienen los mismos derechos para el cobro de dividendos.

La estructura del capital al 31 de Marzo de 2002 y 2001, era la siguiente:

Clase de acciones	Cantidad
Clase "A"	5.200.000
Clase "B"	5.200.000
Clase "C"	9.600.000
TOTAL	20.000.000

b) Otras reservas – para futuros dividendos.

Se incluye en este rubro las decisiones de las Asambleas de Accionistas del 24 de mayo de 1995, del 22 de mayo de 1998 y 29 de abril de 1999, las que aprobaron la constitución de una reserva para futuros dividendos de 8.545.110, 3.500.000 y 3.800.000, respectivamente; quedando a disposición del Directorio para que éste, de considerarlo oportuno, la afectara al pago de Dividendos en efectivo. Con fecha 14 de julio de 1995, 12 de mayo de 1998, 12 de julio de 1999, 13 de diciembre de 1999, el 18 de julio de 2000 y el 15 de diciembre de 2000, el Directorio aprobó los pagos de 4.261.580, de 4.250.000, de 1.750.000, de 1.750.000, de 1.900.000 y de 1.900.000 respectivamente.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 4 – APERTURA DE RESULTADOS FINANCIEROS Y POR TENENCIA

La composición del rubro por los períodos finalizados el 31 de Marzo de 2002 y de 2001, fue la siguiente:

	2002		2001	
	Generados por		Generados por	
	Activos	Pasivos	Activos	Pasivos
	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia	(Pérdida) Ganancia
Intereses nominales	9,790	(897,478)	106,371	(381,430)
Diferencia de cambio	2,525,998	(22,577,110)		(155,258)
Resultado por tenencia				
- Bienes de cambio -	24,499,738		(520,581)	
- Previsiones -	(3,234,287)		0	
- Inversiones corrientes y créditos fiscales - Nota 5.c	459,940		(322,622)	
Subtotal	24,261,179	(23,474,588)	(736,832)	(536,688)
Total	786,591		(1,273,520)	

NOTA 5 – REGIMEN IMPOSITIVO

La Sociedad se encuadra en los siguientes Regímenes:

- De promoción Industrial, establecido por la Ley Nacional N°19.640 del año 1972, por desarrollar actividades en la Provincia de Tierra del Fuego. En tal sentido, la Sociedad goza de ciertos beneficios impositivos y aduaneros hasta el año 2013, que incluyen:

  a) Impuesto a las Ganancias: Mediante el Decreto N°1395/94 el Poder Ejecutivo Nacional estableció que, a partir del 1° de septiembre de 1994, debe atribuirse como renta exenta del impuesto a las ganancias (cuya alícuota actual es del 35%) por las utilidades imputables a esa Provincia, el 85% (ver efecto del Decreto 615/97) del precio de venta al cliente.

  b) Impuesto al valor agregado (IVA): las ventas de la Sociedad están gravadas por el IVA a la tasa del 21% a partir de abril de 1995, que es cobrado a los clientes de Mirgor S.A.C.I.F.I.A.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 5 – REGIMEN IMPOSITIVO– Continuación

El Decreto N°1395/94 dispuso que el crédito fiscal presunto, computable a partir del 1° de septiembre de 1994, equivale al que resulte de aplicar la tasa del gravamen sobre el 61,11% (ver efecto del Decreto 615/97) del precio neto de venta al cliente. Por lo tanto, la obligación tributaria se redujo al 8% del mismo a partir de abril de 1995.

c) Por medio de la Ley N°23.697 el Gobierno Nacional suspendió los beneficios tributarios durante los años 1989 y 1990. Como resultado de ello, la Sociedad efectuó pagos en concepto de Impuesto a los Capitales e Impuesto al Valor Agregado que, de acuerdo con la citada Ley, les serían reembolsados a través de bonos de crédito fiscal.

La Resolución General N°3838/94 de la Dirección General Impositiva reglamentó la forma para obtener los señalados bonos (certificados de crédito fiscal), la Sociedad contabilizó oportunamente dichos créditos por 1.511.787,90-, en virtud de la diferencia surgida entre el importe originalmente contabilizado y la suma solicitada con fecha 27 de junio de 1995 de acuerdo con las normas de valuación de dicha resolución.

Con fecha 17 de septiembre de 1996 la Dirección General Impositiva notificó del dictamen en el cual reconoció un monto superior a favor de la Sociedad (2.194.141,99) como consecuencia de la aplicación en la actualización de un índice del mes anterior al utilizado por la Sociedad en la presentación original. Asimismo con respecto a la devolución de IVA – Proveedores queda registrado un crédito por 148.853,37 a ser tramitado por el régimen de recupero de IVA por exportación.

Teniendo en consideración que el 2 de mayo de 1996, el Ministerio de Economía y Obras y Servicios Públicos emitió la Resolución N°580/96, y que se trata de créditos anteriores al 1° de abril de 1991, la Sociedad decidió registrar el crédito reconocido al valor de cotización, vigente al cierre de cada período, de los Bonos de Consolidación de Deuda emitidos de conformidad con la Ley 23.982 y sus disposiciones reglamentarias.

Con fecha 19 de mayo de 1997, la Sociedad fue notificada por parte de la DGI de la conformidad provisoria del monto indicado en los apartados anteriores.

d) Derechos aduaneros (que para la Sociedad resulta aproximadamente 15%) y la tasa de estadística (equivalente al 3%) de todos los insumos importados empleados para sus operaciones en Tierra del Fuego que por los beneficios otorgados por la Ley 19.640 no son abonados.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

e) El ahorro obtenido por la Sociedad por los conceptos señalados en los apartados b) y d) son los siguientes:

	Períodos Finalizados el 31 de Marzo de	
	2002	2001
Impuesto al Valor Agregado	1,317,556	1,537,642
Derechos aduaneros y tasa de estadística (monto aproximados)	349,614	657,048

Si bien la localización en la Provincia de Tierra del Fuego implica para la Sociedad gozar de los beneficios promocionales descriptos en los párrafos anteriores, tal situación origina por otra parte, incurrir en mayores costos tales como: salarios, comunicaciones, fletes, alquileres, viajes, etc.

El Decreto N°615/97 de fecha 7 de julio de 1997, modificatorio del Decreto N°1395/94 restituyó ciertos beneficios impositivos otorgados al amparo de la Ley de Promoción Industrial. En virtud de dicho decreto, el crédito fiscal presunto computable a partir del 1° de agosto de 1997, en el Impuesto al Valor Agregado equivale al que resulte de aplicar la tasa del gravamen (vigente al momento de la venta) sobre el precio neto de la venta al cliente. Asimismo, modificó el criterio en el impuesto a las Ganancias, dado que las ventas realizadas al Territorio Continental de la Nación gozan de la exención del 100% del impuesto previsto en el inciso a) del Art. 4° de la Ley 19.640-.

Con relación a los reintegros a cobrar en moneda nacional por exportaciones realizadas del continente a la Isla de Tierra del Fuego, debido a demoras en el pago por parte del Estado Nacional, la sociedad presentó una serie de solicitudes para el cobro de los mismos ante la Dirección General de Aduanas (Sección Regímenes Promocionales). A la fecha de emisión de los presentes Estados Contables, dicho reclamo continua en gestión administrativa.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 5 – REGIMEN IMPOSITIVO – Continuación

- De competitividad, establecido por el Decreto Nacional N° 730/01 a los efectos de mejorar la competitividad y la generación de empleo en el país. Los principales beneficios que se establecieron para las empresas adheridas se detallan a continuación:
  a) Exención total del impuesto sobre los intereses pagados y el costo financiero del endeudamiento empresario;
  b) Exención total del impuesto a la ganancia mínima presunta;
  c) Cómputo como crédito fiscal en el impuesto al valor agregado de los montos abonados en concepto de contribuciones patronales sobre la nómina salarial con destino al Sistema Unico de Seguridad Social (SUSS).

  Los beneficios indicados en a) tienen vigencia a partir del 31 de Agosto de 2001, los señalados en b) y c) a partir del 1° de Julio de 2001. En los casos a) y b) el goce de los beneficios finalizan el 30 de Abril de 2002; y el señalado en c) finalizó el 30 de Noviembre de 2001.

NOTA 6 – CLIENTES SIGNIFICATIVOS Y ACUERDOS DE LICENCIA

Por los períodos finalizados al 31 de Marzo de 2002 y 2001, las ventas de la Sociedad a sus clientes más significativos fueron las siguientes:

	2002	2001
Volkswagen Argentina S.A.	60%	37%
Peugeot Citroen Argentina S.A.	12%	32%
General Motor Argentina.	12%	0%
Mercedez Benz	7%	2%
Renault Argentina S.A	0%	16%

Una significativa parte de los productos de la Sociedad son realizados bajo acuerdos de licencia con Valeo Thermique Habilitacle.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 7 – SOCIEDAD CONTROLANTE

Sociedad Controlante: II Tevere S.A.

Domicilio legal: Paseo Colon 221, Piso 2 – Capital

Actividad principal: Inversora en acciones de otras sociedades.

Porcentaje de votos: 76,47%

Porcentaje de acciones: 52%

Con fecha 15 de julio de 1996 quedó concretada la transferencia del 40% de las acciones de II Tevere S.A. a favor de Valeo Climatisation, quien en forma indirecta participa del 20,8% del capital de MIRGOR S.A.C.I.F.I.A. y del 30,59% de los votos. El 6 de marzo de 1998, se concretó la transferencia del 10% de las acciones de II Tevere S.A. a favor de Valeo Climatisation; por lo cual la participación en MIRGOR S.A.C.I.F.I.A. se incrementó al 26%.

NOTA 8 – OPERACIONES CON SOCIEDADES ART. 33 – LEY N°19.550

En el transcurso de los ejercicios finalizados el 31 de Marzo de 2002 y 2001, la Sociedad ha realizado operaciones de compras de mercaderías y otras operaciones con su controlada por (26.485) - y 275.907. –

Con fecha 20 de agosto de 1998, el Directorio de la Sociedad, decidió efectuar un aporte irrevocable para futuros aumentos de capital, por la suma de 3.000.000, en INTERCLIMA S.A., a través de parte de la deuda que dicha compañía mantenía con la Sociedad.
Asimismo con fecha 29 de noviembre de 1999 el Directorio de la Sociedad decidió efectuar otro aporte irrevocable para futuros aumentos de capital, por la suma de 4.500.000, en INTERCLIMA S.A., a través de la deuda que dicha compañía mantenía con la Sociedad.
Al 31 de Marzo de 2002 y 2001 los saldos a favor de MIRGOR y/o INTERCLIMA S.A. ascendían a:

	2002	2001
Deudas Comerciales Corrientes	(7.244)	(150.856)
Deudas Soc Art. 33 Ley 19.550 – Corrientes	(1.000.000)	(1.000.000)
Deudas Sociedades Art. 33 Ley 19.550 – No Corrientes	(673.398)	(771.016)
TOTAL	(1.680.642)	(1.921.872)

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 9 – RETENCION DE IMPUESTO A LAS GANACIAS SOBRE DIVIDENDOS

Cuando se configure el pago de dividendos en exceso de la ganancia gravada conforme a las disposiciones de la ley de Impuesto a las Ganancias, se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente. En función del artículo sin número siguiente al artículo 69 de la mencionada Ley, la Sociedad no se encuentra obligada a efectuar retención alguna por este concepto.

NOTA 10 - LIBROS RUBRICADOS

Se detallan a continuación los libros con fecha de rúbrica posterior al de las operaciones respectivas:

Diario N°	Fecha de rúbrica	Operaciones del periodo
25	23 de Abril de 2001	21/02/01 al 31/03/01
26	23 de Abril de 2001	01/04/01 al 30/04/01
27	06 de Agosto de 2001	01/05/01 al 01/06/01
28	08 de Agosto de 2001	02/06/01 al 02/07/01
29	23 de Octubre de 2001	03/07/01 al 01/08/01
30	24 de Octubre de 2001	02/08/01 al 31/08/01
31	2 de Noviembre de 2001	31/08/01 al 03/10/01
32	2 de Noviembre de 2001	04/10/01 al 31/10/01
33	14 de Marzo de 2002	20/11/01 al 31/12/01
34	14 de Marzo de 2002	01/01/02 al 15/03/02
35	15 de mayo de 2002	15/03/02 al 31/03/02

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA

Durante los últimos meses del año 2001 la economía argentina experimentó una fuerte disminución en su nivel general de actividad con el consiguiente deterioro de los mercados locales. Paralelamente se incrementaron considerablemente las tasas de interés requeridas por los inversores en títulos de deuda de la República Argentina, las cotizaciones de dichos títulos disminuyeron significativamente y el sistema financiero sufrió la reducción del nivel de depósitos y la restricción del acceso al crédito internacional. En dicho contexto, las autoridades

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA -Continuación

nacionales implementaron diversas medidas que comprendieron, entre otras, la reestructuración de la deuda pública nacional y provincial mediante la negociación, con los tenedores locales de bonos, de un canje voluntario de deuda que prevé una disminución sustancial en la tasa de interés y el otorgamiento como garantía de la recaudación impositiva futura; restricciones a la libre disponibilidad de los fondos depositados en entidades financieras así como la imposibilidad de efectuar transferencias al exterior que no correspondan a ciertas operaciones comerciales.

Posteriormente, el Gobierno Nacional declaró el incumplimiento del pago de los servicios de la deuda externa y el 6 de enero de 2002, se sancionó la Ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario en virtud de la cual se facultó al Poder Ejecutivo para establecer el sistema que determinará la relación de cambio entre el peso y las divisas extranjeras y dictar regulaciones cambiarías. Asimismo, la citada ley modificó la Ley N° 23.928 (Ley de Convertibilidad) y por ende el modelo económico vigente desde 1991.

Con fecha 10 de enero de 2002, el Banco Central de la República Argentina (BCRA) emitió la Comunicación A 3425 que dispuso la vigencia a partir del 11 de enero de 2002, de un mercado oficial de cambios (básicamente para la liquidación de exportaciones y ciertas importaciones) y de un mercado libre de cambios para las restantes operaciones. El tipo de cambio para el dólar estadounidense en el mercado oficial fue establecido en $ 1,40 = US$ 1 y la cotización de dicha moneda en el mercado libre de cambios desde el 11 de enero de 2002 osciló entre 1,60 y 1,70 pesos por dólar, tipo vendedor.

El 3 de febrero de 2002, el Poder Ejecutivo, a través del Decreto N° 214/2002 dispuso, entre otras cuestiones relevantes, la conversión a pesos de las obligaciones de dar sumas de dinero, de cualquier causa u origen, expresadas en dólares estadounidenses u otras monedas extranjeras, existentes a la sanción de la Ley N° 25.561 (6 de enero de 2002), de acuerdo con el siguiente régimen:

- Todos los depósitos en dólares estadounidenses u otras monedas extranjeras existentes en el sistema financiero serán convertidos a pesos a razón de $ 1,40 = US$ 1, o su equivalente en otra moneda extranjera.

- Todas las deudas en dólares estadounidenses u otras monedas extranjeras con el sistema financiero serán convertidas a pesos a razón de $ 1 = US$ 1, o su equivalente en otra moneda extranjera.

- Las obligaciones expresadas en dólares estadounidenses u otra moneda extranjera, no vinculadas al sistema financiero, se convertirán a razón de $ 1 = US$ 1. Cualquiera de las partes puede requerir un reajuste equitativo del precio, en el caso que la aplicación de esta norma condujera a un desequilibrio contractual. De no mediar acuerdo entre las partes queda abierta la vía judicial.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA -Continuación

En los tres casos descriptos los importes se actualizarán por el denominado "Coeficiente Estabilizador de Referencia" (CER) que será publicado periódicamente por el BCRA. Además se les aplicará una tasa de interés, mínima para los depósitos y máxima para los préstamos.

Con fecha 8 de febrero de 2002, el Poder Ejecutivo, emitió el Decreto N° 260/02 por el cual se modificó nuevamente el régimen de cambios reemplazándolo por un mercado libre y único de cambios a través del cual se cursarán todas las operaciones en divisas extranjeras, quedando todas esta operaciones sujetas a los requisitos y reglamentaciones del BCRA. Según surge de normas posteriores del BCRA las transferencias al exterior por servicios de capital de préstamos financieros y utilidades y dividendos que se realicen en los próximos 90 días corridos contados desde el 11 de febrero de 2002, requerirán la previa conformidad del BCRA cualquiera sea la forma de pago. Debido a la complejidad de la materia seguramente el BCRA dictará en lo sucesivo nuevas normas reglamentarias.

Cabe aclarar que en la elaboración de los estados contables la gerencia ha tenido especial consideración el espíritu de los Decretos 214/2002, 410/2002 y Resolución A3561 del BCRA (modificatoria de la A3507) en lo que se refiere a la moneda en la cual deben ser cancelados los pasivos en dólares estadounidenses. Sin embargo, las normas referidas generan diversas interpretaciones en cuanto al criterio de determinación de los pasivos que quedaron encuadrados en la pesificación de las deudas, lo cual origina un marco de incertidumbre con relación al desenlace final en cuanto a la valuación que en definitiva tendrán los pasivos referidos.

La presente información complementaria expone todos los efectos derivados de las nuevas medidas económicas y cambiarias significativas conocidas a la fecha de emisión de los presentes estados contables. En tal sentido, la Dirección de la Sociedad ha efectuado sus estimaciones considerando dichas medidas, lo cual se expone en el siguiente apartado. Los efectos que medidas adicionales o complementarias futuras pudieran tener sobre la Sociedad, serán reconocidos contablemente cuando las mismas sean de conocimiento de la Dirección.

Teniendo en cuenta los comentarios vertidos en los párrafos anteriores y considerando las expectativas del desenvolvimiento de las negociaciones con las entidades financieras, la Dirección de la sociedad ha decidido registrar una previsión para contingencias financieras por la suma de $3,5 millones, la cual ha sido registrada con cargo a los resultados del período e incluida en los Resultados financieros y por tenencia, siendo su contrapartida las previsiones para contingencias del pasivo corriente.

NOTAS A LOS ESTADOS CONTABLES AL 31 DE MARZO DE 2002 Y 2001.

- Cifras expresadas en pesos -

NOTA 11 - FACTORES DE RIESGO DE MERCADO COMO CONSECUENCIA DE LA SITUACIÓN ECONÓMICA -Continuación

Al mismo tiempo la Empresa mantiene créditos fiscales y reintegros a cobrar por la suma de $ 5 millones expuestos en el activo no corriente cuya recuperación futura depende tanto de las probabilidades del Estado Nacional en revertir la declaración de falta de pago de su deuda así como también de la generación de ingresos sujeto a impuestos.

Las situaciones expuestas en los párrafos precedentes no permiten asegurar que el resultado final concuerde con los saldos registrados contablemente por la compañía, por lo cual la información incluida en los estados contables y demás documentación relacionada, no contiene el impacto potencial que podría derivarse de la situación descripta en esta nota y por lo tanto debe ser analizada considerando tal circunstancia.

United States Securities
and Exchange Commission
(U.S. "SEC")
File No. 82-3941

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

MIRGOR

SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA,

INMOBILIARIA Y AGROPECUARIA

EINSTEIN 1111 - RIO GRANDE

TIERRA DEL FUEGO

FINANCIAL STATEMENTS FOR

THE THREE-MONTH PERIOD BEGINNING

JANUARY 1, 2002 AND ENDED MARCH 31, 2002

LIMITED REVIEW REPORT

ERNST & YOUNG

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

LIMITED REVIEW REPORT

To the President and Directors of
Mirgor Sociedad Anónima, Comercial, Industrial, Financiera,
Inmobiliaria y Agropecuaria

We have reviewed the accompanying balance sheets of Mirgor Sociedad Anónima, Comercial, Industrial, Financiera, Inmobiliaria y Agropecuaria as of March 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity and cash flows, notes 1 to 11, and the related Reporting Summary and the consolidated balance sheets as of March 31, 2002 and 2001, as well as the consolidated statements of operations and cash flows and exhibits C and H for the three-month periods then ended. The referred financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements, taken as a whole, based on our audit.

Our review was made in accordance with auditing standards in force in Argentina for the review of interim financial statements established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences and, therefore, did not include all the procedures necessary for performing a complete audit of said financial statements. A limited review of interim financial statements consists principally in applying analytical review procedures and making inquiries of executives and officers responsible for the Company's accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards in force, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As explained in Note 1 a) to the accompanying financial statements, the Company has not reflected for accounting purposes the effects of the variations in the currency purchasing power occurred since January 1, 2002, as required by Resolution M.D. 3/2002 of the Professional Council of Economic Sciences of the City of Buenos Aires. Had those Resolutions been applied, (a) the Company's shareholders' equity as of March 31, 2002 would have amounted to approximately $ 39,976,904 and the result for the three-month period then ended would have amounted to approximately $ 4,146,379 (loss), and (b) all of the account balances as of March 31, 2001, presented for comparative purposes, would have been restated by applying the adjustment rate for the period January-March 2002.

TRANSLATION INTO ENGLISH - ORIGINALLY ISSUED IN SPANISH

As explained in Note 11 to the accompanying financial statements, the National Government has introduced significant changes to the economic policy and it mainly resolved to change the exchange regime established by the Convertibility Law in force since 1991. Also, the same note describes other measures known to date, which significantly affect the economic environment, some of which are still in the process of being drafted and regulated. The overall economic environment and regulations in force are subject to future changes as a result of the evolution of events. The accompanying financial statements should be read considering the circumstances described above.

Based on our review and subject to the effects that might derive from the situations mentioned in the preceding paragraph and in note 11 in connection with the applicable matters to the financial statements as of March 31, 2002, we inform that:

1. We are not aware of any material modifications that should be made to the financial statements mentioned in the first paragraph for them to be in conformity with the applicable standards of the Comisión Nacional de Valores (National Securities Commission) and, except for the failure to reflect the effects of the variations in the currency purchasing power mentioned in the third paragraph, with professional accounting principles in force in Argentina.

2. With respect to the information for which we have the competence to review, we have no observations to make regarding the additional information to the financial statements required by Section 68 of the Regulations of the Buenos Aires Stock Exchange and the Reporting Summary prepared by the Company's Board of Directors.

Additional information:

a) The auditing standards and the professional accounting principles prevailing in Argentina, mentioned in the preceding paragraphs, are applicable in the City of Buenos Aires.

b) The financial statements mentioned in the first paragraph are derived from the accounting records, kept in their formal aspects in accordance with legal regulations, and are recorded in the Detail of Assets and Liabilities and Balance Sheet Book, except what is stated in Note 10.

c) The referred financial statements have been prepared in accordance with the format and contents established in Law No. 19550 (in conformity with the interpretation of its Section 62 by Executive Order No. 316/95 of the National Executive Branch) and General Resolution No. 368 of the National Securities Commission.

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d) As of March 31, 2002, the accrued liability for retirement and pension contributions owed to the National Social Security Administration arising from the accounting records was $ 89,940.15. This amount was not past due.

Buenos Aires
May 22, 2002

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F.-R.A.P.U. Vol. I Fo. 7

Adolfo Lázara (Partner)
Public Accountant (U.B.A.)
C.P.C.E.C.F. Vol. LXIX Fo. 174

U.S. SEC File
No. 82-3941

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BOARD OF DIRECTORS

MIRGOR S.A.C.I.F.I.A.

CHAIRMAN

Lic. Roberto Gustavo Vázquez

VICECHAIRMAN

Mr. José Luis Caputo

REGULAR DIRECTORS

Mr. Pablo Plesko
Mr. André Gold
Mr. Alejandro Carrera

ALTERNATE DIRECTORS

Dr. Diego García Villanueva
Mr. Bernard Clapaud
Mr. Jean Francois Vingre
Mr. Eduardo García Terán
Mr. Jorge Antonio Caputo

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MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

LEGAL ADDRESS: Einstein 1111 - Río Grande - Tierra del Fuego

Principal activity: Manufacturer of automotive air climatic systems.

Registration date with the Public Registry of Commerce:

- By-laws: June 1, 1971
- Last modification to the By-laws: August 22, 1997

Expiration date: May 31, 2070

FISCAL YEAR No. 32 BEGINNING JANUARY 1, 2002

REPORTING SUMMARY
For the three-month period ended March 31, 2002
(Amounts in pesos)

1. EXECUTIVE SUMMARY OF THE COMPANY'S ACTIVITIES DURING THE THREE-MONTH PERIOD

The net income for the three-month period beginning January 1, 2002 and ended March 31, 2002 was 903,755.

The serious Argentine institutional conflict that caused the devaluation and the destruction of the economy contractual bases stagnated sales of automobiles during a great part of the quarter ended March 31, 2002. Despite the crisis, the production of vehicles could be roughly maintained given the exports to countries outside Mercosur and that were arranged before the devaluation. However, the total amounts for the automotive industry shows a 44% decline, as compared to those produced during the first quarter of the prior year.

As a result of the chaos where the Argentine economy developed, every known credit form completely disappeared, from that granted by foreign suppliers, the payment term granted by local suppliers to that granted by financial institutions, hindering financings.

Another factor that affected the activity level were the changes in relative prices caused by devaluations and that, in the case of Argentina, give rise to panic conditions as a result of the experience gained in the 80's.

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Under these circumstances, the Company's main effort was to rapidly agree price adjustment plans, which ensure the replacement cost coverage. This element is essential to ensure the Company's continuity from keeping an unchanged working capital.

The situation depicted above was coupled with the difficult task of convincing foreign suppliers and banks that the Company's trustworthiness is not comparable to the situation related to the default announced by the Government in connection with the Argentine public debt service. The prohibition to make payments abroad, which lasted over two months, and the subsequent obligation not to make transfers of funds abroad before 45 days after shipment have been other factors that hindered cash management.

Mirgor's sales of climatization systems in terms of units decreased by 60.3%, whereas in terms of historical costs, they decreased by 7.7%. The reasons for this difference are the following three:

- Increases were negotiated with customers, who accounted for the devaluation effects on the Company's costs. In this case, the rule that changes in prices would only result from those effects was respected.
- A strong change in sales proportion was noted, increasing sales of air-conditioning systems for automobiles.
- In February, sales of instrument panels began being made to Volkswagen Argentina. The volume for the period was 1,830 units and it is expected that during the next months sales will become stable in 1,200 units per month.

2. BALANCE SHEET DATA (Amounts relate to the consolidated balance sheets and are stated in pesos)

	03/31/02	03/31/01	03/31/00	03/31/99	03/31/98
Current assets	54,547,166	41,000,974	48,590,136	50,517,904	55,313,889
Noncurrent assets	26,089,705	22,399,711	23,077,340	23,334,153	23,082,008
Total assets	80,636,871	63,400,685	71,667,476	73,852,057	78,395,897
Current liabilities	46,316,182	26,185,138	28,702,206	23,878,824	31,649,786
Noncurrent liabilities	-	-	-	5,758,039	5,758,039
Total liabilities	46,316,182	26,185,138	28,702,206	29,636,863	37,407,825
Minority interest	2,733	2,531	2,637	8	597
Shareholders' equity	34,317,956	37,213,016	42,962,633	44,215,186	40,987,475
Total liabilities and Shareholders' equity	80,636,871	63,400,685	71,667,476	73,852,057	78,395,897

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3. STATEMENT OF OPERATIONS DATA (Amounts relate to the consolidated statements of operations and are stated in pesos)

	03/31/02	03/31/01	03/31/00	03/31/99	03/31/98
Ordinary operating (loss) income	(242,619)	(486,161)	(96,580)	(651,327)	3,036,947
Financial income (losses)	1,214,497	(1,298,571)	(432,477)	(872,270)	(695,911)
Other (expenses)/income	(67,898)	13,874	(92,336)	(243,663)	97,779
Minority interest	(225)	20	9	230	223
Ordinary income (loss), net	903,755	(1,770,838)	(621,384)	(1,767,030)	2,439,038
Extraordinary income	-	-	-	-	-
Minority interest	-	-	-	-	-
Net income/(loss)	903,755	(1,770,838)	(621,384)	(1,767,030)	2,439,038

4. STATISTICAL DATA

Units	03/31/02		03/31/01		03/31/00		03/31/99		03/31/98	
	Quarter	Accum	Quarter	Accum	Quarter	Accum.	Quarter	Accum.	Quarter	Accum
Production volume (1)	23,367	23,367	56,327	56,327	41,213	41,213	42,600	42,600	54,140	54,140
Sales volume	8,400	8,400	16,627	16,627	29,440	29,440	20,986	20,986	31,656	31,656

5. INDEXES

	03/31/02	03/31/01	03/31/00	03/31/99	03/31/98
Liquidity	1.18	1.57	1.69	2.12	1.75
Indebtedness	1.35	0.70	0.67	0.67	0.90
Ordinary (loss)/income before income tax	0.0270	(0.0500)	(0.0140)	0.0380	0.0623

(1) Includes that related to Interclima S.A.

6. EVOLUTION OF MARKET PRICES OF SHARES

Jan. 2002	Jan. 2001	Feb. 2002	Feb. 2001	Mar. 2002	Mar. 2001
4.10	4.30	4.10	4.20	4.10	4.20

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7. PROSPECTS

By mid-March, the Government authorized the use of certificates of deposit that were frozen as a result of the "corralito" system. This helped reactivate domestic sales, although the impact stopped since April 15, date on which the authorization to apply this payment term became due.

Automotive industry companies continue to take the necessary actions to obtain again the authorization for this payment term, although no news are anticipated until the Government defines the new Bonex plan.

It should be highlighted that the current production is fostered by exports. Ninety-five percent (95%) of the vehicles manufactured in the first quarter were sent abroad. The Argentine government is aware of this situation and in March an agreement was reached with Mexico, which increases the number of vehicles that may be exported to that country from 19,000 to 50,000. A few hours ago, a similar agreement was reached with Chile, which will allow to increase the vehicles to be sent to that country from 7,000 to 27,000. In order to complete the outlook, it is essential that an automotive agreement may be reached with the Mercosur, which definitively solves the issue of fines applied to Argentine-source import imbalances experienced by Brazilian car manufacturers.

For Mirgor, the agreements with Mexico and Chile allow to ensure an acceptable production base, since its customers GM Argentina and Volkswagen Argentina have signed agreements effective beyond year 2002.

The devaluation has allowed to decrease the values of the Company's products in US dollars, so its products become more competitive, as compared to imports made by some Argentine car manufacturers.

In this regard, the terms to begin deliveries of climatization systems for Renault Clio are being accelerated and a local system to satisfy the needs of Corsa Diesel of General Motors has been developed, which is expected to begin being supplied during June.

Río Grande
May 22, 2002

MIRGOR S.A.C.I.F.I.A.

Lic. Roberto G. Vázquez
Chairman

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MIRGOR SOCIEDAD ANONIMA, COMERCIAL, INDUSTRIAL, FINANCIERA, INMOBILIARIA Y AGROPECUARIA

FINANCIAL STATEMENTS FOR FISCAL YEAR No. 32 RELATED TO THE THREE-MONTH PERIOD BEGINNING JANUARY 1, 2002 AND ENDED MARCH 31, 2002, COMPARATIVELY PRESENTED WITH THE PRIOR YEAR'S EQUIVALENT PERIOD

Legal address: Einstein 1111 - Río Grande - Tierra del Fuego

Principal activity: Manufacturer of automotive air climatic systems

Registration date with the Public Registry of Commerce:

- By-laws: June 1, 1971
- First modification to the By-laws: July 1, 1994
- Last modification to the By-laws: August 22, 1997

Registration number with the General Inspectorate of Companies (I.G.J.): 40071

Expiration date: April 13, 2070

Controlling shareholder: See Note 7 to the basic financial statements

Capital Structure - See Note 3 to the basic financial statements

	Pesos
20,000,000 of common stock, par value $ 0.10 per share	
- Subscribed, paid-in, issued capital registered with the Public Registry of Commerce	2,000,000

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED BALANCE SHEET
As of March 31, 2002 and 2001
Amounts expressed in Pesos

	2002	**2001**
ASSETS		
CURRENT ASSETS		
Cash and banks	1,406,484	267,442
Investments	4,274,101	6,147,096
Accounts receivable	11,569,138	10,032,558
Tax receivables	432,759	3,189,347
Other receivables	494,409	3,161,974
Inventories	36,370,275	18,202,557
Total current assets	54,547,166	41,000,974
NON-CURRENT ASSETS		
Other receivables	1,943,171	-
Tax receivables	6,798,320	3,055,970
Investments	29,196	48,624
Intangible assets – Note 1.e.b)	324,824	478,463
Property, plant and equipment – Note 1.e.a)	16,994,194	18,816,654
Total non-current assets	26,089,705	22,399,711
Total assets	80,636,871	63,400,685

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED BALANCE SHEET - Continued
As of March 31, 2002 and 2001
Amounts expressed in Pesos

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	14,243,706	24,239,829
Bank debt	25,431,353	-
Payroll, benefits and tax liabilities	735,917	1,158,156
Advances from customers	2,248,818	-
Other liabilities	204,011	787,153
Allowances	3,452,377	-
Total current liabilities	46,316,182	26,185,138
Total liabilities	46,316,182	26,185,138
Minority interest	2,733	2,531
SHAREHOLDERS' EQUITY	34,317,956	37,213,016
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	80,636,871	63,400,685

The accompanying notes to the consolidated financial statements and the basic financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part and must be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF OPERATIONS
For the three-month period ended March 31, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	2001
Net sales (including VAT benefits in an amount of $ 1,317,556 and $ 1,539,357, respectively)	11,459,772	10,811,318
Cost of goods sold	(10,203,962)	(9,570,234)
Gross profit	1,255,810	1,241,084
Administrative expenses	(1,236,287)	(1,375,598)
Selling expenses	(257,285)	(346,790)
Other (expenses)/income	(67,898)	13,874
Financial and holding results		
Generated by assets	25,204,156	(756,462)
Generated by liabilities	(23,989,659)	(542,109)
Permanent investments – loss	(4,857)	(4,857)
Subtotal	903,980	(1,770,858)
(Loss) gain on minority interest	(225)	20
Net ordinary income/(loss) for the period	903,755	(1,770,838)
Net income/(loss) for the period	903,755	(1,770,838)

The accompanying notes to the consolidated financial statements and the basic financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part and must be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	2001
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net income/(loss) for the period	903,755	(1,770,838)
Adjustments to reconcile net income/(loss) for the period to net cash provided by (used in) operating activities		
Depreciation and amortization	625,882	720,213
(Proceeds) from sale of property, plant and equipment	-	(6,575)
Minority interest	225	(20)
Allowance for unrecoverable inventories	2,402,213	19,003
Gain on permanent investments	4,857	4,857
Allowance for contingencies	3,452,377	-
Changes in operating assets and liabilities:		
Accounts receivable	(4,310,513)	556,662
Inventories	(21,561,393)	675,823
Accounts payable	8,908,312	108,323
Bank debt	12,022,943	-
Payroll, benefits and tax liabilities (receivables), net	(756,422)	(21,118)
Advances from customers	2,248,818	-
Other	(495,414)	(14,561)
Net cash (used in) provided by operating activities	3,445,640	271,769

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MIRGOR S.A.C.I.F.I.A.

Additional information

CONSOLIDATED STATEMENT OF CASH FLOWS - Continued
For the three-month period ended March 31, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	2001
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(39,756)	(250,563)
Proceeds from sale of property, plant and equipment	-	7,800
Investment in development	-	(66,792)
Net cash used in investing activities	(39,756)	(309,555)
Net increase/(decrease) in cash and cash equivalents	3,405,884	(37,786)
Cash and cash equivalents at beginning of period	2,274,114	6,451,737
Cash and cash equivalents at end of period	5,679,998	6,413,951

The accompanying notes to the consolidated financial statements and the basic financial statements of MIRGOR S.A.C.I.F.I.A. are an integral part and must be read together with these statements.

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MIRGOR S.A.C.I.F.I.A.

Additional information

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001

Amounts expressed in Pesos

NOTE 1 – BASIS FOR PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

a) Applicable accounting principles

The financial statements as of March 31, 2002 and 2001 have been prepared in accordance with the provisions of General Resolution No. 368, as amended, of the National Securities Commission, which are aligned with the professional accounting principles in force, with the limitations and additional information established in exhibit I of book No. 7 "Informative Regime" of that resolution.

b) Summary of valuation and disclosure criteria

The valuation and disclosure criteria applied to the consolidated financial statements are similar to those disclosed in Note 1 to the basic financial statements, except for the valuation of investments in subsidiaries, which have been included in these consolidated financial statements on a line-by-line basis following the criteria established by Technical Resolution No. 4 of the FACPCE, with the appropriate eliminations.

c) Basis of Consolidation

In accordance with the procedures established by Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences, Mirgor S.A.C.I.F.I.A. has consolidated on a line-by-line basis its financial statements as of March 31, 2002 and 2001 with those of Interclima Sociedad Anónima, in which it has a controlling interest.

Specific data with respect to the controlled company follows:

Controlled Company	% interest in capital stock and possible voting rights as of March 31, 2002	End of period date
Interclima Sociedad Anónima	99.9667	03/31/02

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MIRGOR S.A.C.I.F.I.A.

Additional information

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 1 – BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS - Continued

d) Financial Statements Subject to Consolidation

The consolidated financial statements include the financial statements of Interclima Sociedad Anónima, which contained a limited review report issued by Henry Martin, Lisdero y Asociados on May 22, 2002.

e) Rollforward of significant assets

	$
a) Property, plant and equipment:	
Balance at beginning of period	17,552,994
Additions	39,757
Disposals (net of accumulated depreciation)	-
Depreciation	(598,557)
Balance at end of period	16,994,194

	$
b) Intangible assets:	
Balance at beginning of period	352,149
Additions	-
Disposals	-
Amortization	(27,325)
Balance at end of period	324,824

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MIRGOR S.A.C.I.F.I.A.

Exhibit "C"

SHARES, DEBENTURES AND OTHER SECURITIES ISSUED IN SERIES INTERESTS IN OTHER COMPANIES

As of March 31, 2002 and 2001
Amounts expressed in Pesos

	2002													2001
							Information on the issuer							
								Most recent financial statements						
Principal accounts and characteristics of securities	Par value	Shares	Cost value	Equity value	Higher investment value (Note 1.c)	Book value	Principal activity	Date	Capital	Results for the period	Shareholders' equity	Ownership interest in capital stock		Book value
Short-term investments:														
BAESA	1.0	246	324,025	-	-	587	-	-	-	-	-	-		587
Total short-term investments						587								587
Long-term investments: Companies Section 33 Law No. 19550:														
Interclima Sociedad Anónima	1	11,996	4,010,400	8,160,986	29,195	8,190,181	(*)	03/31/02	12,000	676,151	8,207,466	99.97%		7,597,777
Total long-term investments						8,190,181								7,597,777
Total investments						8,190,768								7,598,364

(*) Manufacturer of auto-parts and interchanges for air conditioning and heating equipment.

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MIRGOR S.A.C.I.F.I.A.

Exhibit "H"

INFORMATION REQUIRED BY LAW No. 19550 (SECTION 64, CLAUSE b), FIRST PARAGRAPH)
For the three-month period ended March 31, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002				2001
Items	Manufacturing expenses	Administrative expenses	Selling expenses	Total	Total
Salaries and wages	843,735	357,888	81,381	1,283,004	1,774,503
Social contributions and benefits	175,185	125,565	21,324	322,074	378,583
Insurance	40,386	9,802	1,027	51,215	81,756
Fees and training expenses	31,404	61,881	10,703	103,988	130,118
Taxes, duties and contributions	53,816	72,398	20,360	146,574	225,691
Miscellaneous administrative expenses	-	355,111	-	355,111	334,900
Depreciation of property, plant and equipment	362,760	236,833	9,480	609,073	659,444
Amortization of intangible assets	-	16,809	-	16,809	60,769
Other manufacturing expenses	222,267	-	-	222,267	499,276
Other variable costs	262,547	-	-	262,547	391,250
Transportation, freight and shipping	669,790	-	39,911	709,701	961,779
Other marketing expenses	-	-	73,099	73,099	76,783
Total 2002	2,661,890	1,236,287	257,285	4,155,462	
Total 2001	3,852,464	1,375,598	346,790		5,574,852

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MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET

As of March 31, 2002 and 2001
Amounts expressed in Pesos

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and banks – Note 2	1,391,539	244,357
Investments – Note 2	4,274,101	6,142,556
Accounts receivable – Note 2	10,369,880	9,570,480
Tax receivables – Note 2	256,869	2,780,901
Other receivables - Note 2	477,126	2,412,837
Inventories - Note 2	34,930,997	16,947,827
Total current assets	51,700,512	38,098,958
NON-CURRENT ASSETS		
Investments (Companies Section 33 Law No. 19550)	8,190,181	7,597,777
Tax receivables – Note 2	3,994,557	1,355,403
Other receivables – Note 2	1,004,226	-
Property, plant and equipment	15,653,495	17,292,449
Intangible assets	247,794	359,370
Total non-current assets	29,090,253	26,604,999
Total assets	80,790,765	64,703,957

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MIRGOR S.A.C.I.F.I.A.

BALANCE SHEET - Continued
As of March 31, 2002 and 2001
Amounts expressed in Pesos

	2002	**2001**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - Note 2	12,805,198	23,987,212
Payroll, benefits and tax liabilities - Note 2	657,654	1,056,617
Bank debt – Note 2	25,431,353	-
Advances from customers	2,248,818	-
Other liabilities – Note 2	1,204,011	1,676,096
Allowances	3,452,377	-
Total current liabilities	45,799,411	26,719,925
NON-CURRENT LIABILITIES		
Other liabilities - Note 2	673,398	771,016
Total non-current liabilities	673,398	771,016
Total liabilities	46,472,809	27,490,941
SHAREHOLDERS' EQUITY (As per related statement)	34,317,956	37,213,016
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	80,790,765	64,703,957

The accompanying Notes 1 to 11 are an integral part of these financial statements.

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MIRGOR S.A.C.I.F.I.A.

STATEMENT OF OPERATIONS

For the three-month period ended March 31, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	2001
Net sales (including VAT benefits in an amount of $ 1,317,556 and $ 1,537,642, respectively) – Note 5.e	9,469,728	10,264,163
Cost of goods sold	(8,644,074)	(9,152,751)
Gross profit	825,654	1,111,412
Administrative expenses	(1,211,141)	(1,352,782)
Selling expenses	(256,630)	(345,100)
Other income	81,627	151,217
Financial and holding results		
Generated by assets – Note 4	24,261,179	(736,832)
Generated by liabilities – Note 4	(23,474,588)	(536,688)
Permanent investments income/(loss)	677,654	(62,065)
Ordinary income/(loss) for the period	903,755	(1,770,838)
Net income/(loss) for the period	903,755	(1,770,838)

The accompanying Notes 1 to 11 are an integral part of these financial statements.

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MIRGOR S.A.C.I.F.I.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the three-month period ended March 31, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002												2001
							Appropriated retained earnings						
Description	Capital stock	Adjustments to capital	Noncapitalized contributions	Adjustments to noncapitalized contributions	Additional paid-in capital	Total	Legal reserve	Other reserves (*)	Total	Unappropriated retained earnings	Total		Total
Balances at January 1, 2002	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	27,157,189	33,414,201		38,983,854
Net income/(loss) for the period	-	-	-	-	-	-	-	-	-	903,755	903,755		(1,770,838)
Balances at March 31, 2002	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	28,060,944	34,317,956		
Balances at March 31, 2001	2,000,000	800,363	497	55	2,385,320	5,186,235	1,037,247	33,530	1,070,777	30,956,004			37,213,016

(*) See Note 3.b).

The accompanying Notes 1 to 11 are an integral part of these financial statements.

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STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	2001
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net income/(loss) for the period	903,755	(1,770,838)
Adjustments to reconcile net income/(loss) for the period to net cash provided by (used in) operating activities		
Depreciation and amortization	553,918	653,229
(Proceeds) from sale of property, plant and equipment	-	(6,575)
Allowance for unrecoverable inventories, net	1,573,635	13,444
Gain on permanent investments	(677,654)	62,065
Allowance for contingencies	3,452,377	-
Changes in operating assets and liabilities:		
Accounts receivable	(3,317,243)	502,276
Inventories	(20,269,158)	721,946
Accounts payable	7,730,279	263,994
Bank debt	12,022,943	-
Payroll, benefit and tax liabilities (receivables), net	(632,802)	74,475
Advances from customers	2,248,818	-
Other	(161,157)	(259,060)
Net cash (used in) provided by operating activities	3,427,711	254,956

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STATEMENT OF CASH FLOWS - Continued
For the three-month period ended March 31, 2002
Comparatively presented with the prior year's equivalent period
Amounts expressed in Pesos

	2002	2001
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(33,069)	(215,495)
Proceeds from sale of property, plant and equipment	-	7,800
Investment in development	-	(66,792)
Net cash used in investing activities	(33,069)	(274,487)
Net decrease in cash and cash equivalents	3,394,642	(19,531)
Cash and cash equivalents at beginning of period	2,270,411	6,405,857
Cash and cash equivalents at end of period	5,665,053	6,386,326

The accompanying Notes 1 to 11 are an integral part of these financial statements.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001

Amounts expressed in Pesos

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

a) Restatement in constant currency

The financial statements reflect all of the effects of the variations in the currency purchasing power through August 31, 1995, through the application of the restatement method in constant currency established in Technical Resolution No. 6 of the FACPCE. Since September 1, 1995, based on the prevailing economic stability conditions and as required by General Resolution No. 368/01 (former 290/97) of the National Securities Commission, the Company discontinued the application of the restatement method, keeping the restatements made through that date. This criterion has been accepted by the professional accounting principles through December 31, 2001.

Considering the existing new inflationary environment – the increase in the applicable rate for the restatement of financial statements was 32% for the period January-March 2002 and the conditions created by the new regime established by the Public Emergency and Exchange Regime Reform Law, which are described in Note 9, on March 5, 2002, the Professional Council of Economic Sciences of the City of Buenos Aires approved Resolution M.D. No. 3/2002 (similar criterion to Resolution 240 of the FACPCE), which set forth, among other issues, the resumption of the inflation adjustment in the years or interim periods ending since March 31, 2002, inclusive, establishing that both the accounting measurements restated for the change in the currency purchasing power through the time of discontinuance of the adjustments, and those whose original date in the stability period are considered as stated in the December 2001 currency.

The Company should apply the standards of Resolution M.D. No. 3/2002 of the CPCECABA or Resolution 240 of the FACPCE once they are approved by the National Securities Commission. Had that Resolution been applied, (a) the Company's shareholders' equity as of March 31, 2002 would have amounted to approximately $ 39,976,904 and the result for the three-month period then ended would have amounted to approximately $ 4,146,379 (loss), and (b) all of the account balances as of March 31, 2001, presented for comparative purposes, would have been restated by applying the adjustment rate for the period January-March 2002.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS - Continued

b) Accounting disclosure criteria

As from the period ended June 30, 2001, and as a result of the enactment of Resolution No. 368, as amended, of the National Securities Commission, the Company has changed the formal order of the financial statements, by disclosing the consolidated financial statements first and then presenting the basic financial statements. Such change does not imply that the consolidated financial statements should be considered as basic information, but, on the contrary, they continue to be additional information, as required by the second paragraph of section 62 of Law No. 19550.

c) Valuation criteria

The main valuation criteria used in the preparation of the financial statements are as follows:

- Cash and banks, short-term investments, accounts receivable, other receivables and payables

  - In local currency: nominal value at the end of the period, including, if applicable, interest accrued as of that date.

  - In foreign currency: nominal value in foreign currency plus interest accrued at the end of the period, converted at the exchange rates prevailing as of that date for the settlement of these transactions. Exchange differences were charged to the gain/loss for the period.

- Inventories

  - Raw materials (including raw materials in transit) were valued at replacement cost at the end of the period not exceeding market prices as of that date.

  - Finished goods were valued at production cost at the end of the period, not exceeding its net realizable value.

Amounts expressed in Pesos

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS – Continued

- Long-term investments

  Companies Section 33 - Law No. 19550: This investment has been valued by applying the equity method in accordance with Technical Resolution No. 5 of the FACPCE, calculated on the basis of the financial statements as of March 31, 2002 of Interclima S.A. These financial statements have been audited by Henry Martin, Lisdero y Asociados, which issued a qualified limited review report on May 22, 2002.

  On the other hand, to determine the equity method, consideration has been given to the adjustments necessary to conform the valuation criteria of the controlled company to those of the Company, and the difference between the actual amount paid and that resulting from applying the equity method has been allocated as follows:

  - The portion associated with the excess of fair value over book value of the property, plant and equipment of the controlled company has been reflected as the carrying value of the investment.

  The gain/loss on the interest in the controlled company is included in a separate line item of the statement of operations.

- Property, Plant and Equipment

  Property, plant and equipment acquired prior to August 31, 1995 are valued at cost restated in constant pesos at August 31, 1995, as stated in b) of this note, less accumulated depreciation. Assets acquired subsequent to August 31, 1995 have been valued at cost, less applicable accumulated depreciation. Depreciation is calculated applying the straight-line method over the estimated useful lives of the respective assets. Assets under leases are included in this account.

  The book values of each group of assets do not exceed their recoverable value.

- Intangible Assets

  The intangible assets include:

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS – Continued

- Research and development expenses associated with the licenses of new products. These expenses are amortized by applying the straight-line method over 3 years, and are not amortized until the new products are launched.

- Allowances

  - Deducted from assets

    a) Uncollectible receivables: an allowance has been established based on an overall review of each customer amount that presents a risk of uncollectibility.

    b) Unrecoverable inventories: Calculated considering the recoverable value of damaged, obsolete and slow-moving items.

  - Included in liabilities

    - For contingencies: see Note 11.

- Shareholders' equity

  Shareholders' equity is restated as mentioned in a) of this note, except "Capital stock - Nominal value", which has been maintained at its original value. The adjustment resulting from the restatement in constant currency as of August 31, 1995 is disclosed in "Adjustments to capital".

- Statement of operations accounts

  - Long-term investments have been calculated using the equity method, applying the Company's ownership interest in the gain/loss of the controlled company, for the same period of time as that of the Company, and deducting the gain/loss not related to third parties. In addition, the adjustments necessary to conform the valuation criteria of the referred company to those of the controlled company are included.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 1 - BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS – Continued

- Financial and holding results include exchange rate differences, as well as holding results on inventories and interest.

– Income Tax – Minimum Presumed Income Tax

Due to a tax loss carryforward and in accordance with current regulations, no provision for income taxes has been recorded during the current period.

No consideration has been given to the effect of deferred income tax, as the use of this method is not required in conformity with professional accounting principles in Argentina.

Due to the Competition law, which excludes companies from payment of the minimum presumed income tax until April 30, 2002, no provision has been recorded for such tax.

– Statement of Cash Flows

In accordance with Resolution No. 368 of the National Securities Commission, the Statement of Cash Flows is included as part of the basic financial statements. In preparing the Statement of Cash Flows, the Company used the indirect method, considering the net result for the period and adding or deducting, as the case may be, those items involved in its determination, but which did not affect the funds and changes in assets and liabilities, as well as the funds "provided by" or "used in" "investing" and "financing" activities. The Company considered cash to be cash and banks and short-term investments (original investments maturing within three months).

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 2 - COMPOSITION OF THE PRINCIPAL ACCOUNTS

	2002	2001
CURRENT ASSETS		
Cash		
Cash and petty cash in local currency	18,065	17,456
Cash in foreign currency	3,965	2,654
Banks in local currency	1,157,515	35,555
Banks in foreign currency	211,994	188,692
	1,391,539	244,357
Investments		
Bonds and shares	587	587
Savings account and other in foreign currency	4,272,435	6,096,583
Savings account in local currency and other	1,079	45,386
	4,274,101	6,142,556
Accounts Receivable		
Trade receivables	10,455,603	9,560,728
Trade receivables in foreign currency	-	95,475
Allowance for uncollectible receivables	(85,723)	(85,723)
	10,369,880	9,570,480
Taxes receivable		
Promotion benefits receivable - Note 5 c)	-	1,388,544
Input VAT	240,328	1,086,065
Other	16,541	306,292
	256,869	2,780,901
Other Receivables		
Reimbursements receivable in local currency - Note 5	-	1,004,227
Other	477,126	1,408,610
	477,126	2,412,837

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 2 - COMPOSITION OF THE PRINCIPAL ACCOUNTS - Continued

	2002	2001
Inventories		
Finished goods	11,597,940	7,014,100
Raw materials	27,308,338	8,893,782
Raw materials in transit	1,365,121	2,198,817
Inventories at end of period	40,271,399	18,106,699
Advances to suppliers in local currency	133,316	113,623
Advances to suppliers in foreign currency	839,492	200,567
Allowance for unrecoverable inventories	(6,313,210)	(1,473,062)
	34,930,997	16,947,827
NONCURRENT ASSETS		
Tax receivables		
Mandatory savings	8,539	8,539
Input VAT	1,102,472	-
Income tax advances	1,382,007	1,346,864
Promotional benefits receivable - Note 5.c)	1,255,473	-
Other	246,066	-
	3,994,557	1,355,403
Other receivables		
Refunds receivable in local currency - Note 5	1,004,226	-
	1,004,226	-
CURRENT LIABILITIES		
Accounts payable		
In local currency	1,928,555	1,468,177
Accounts payable – Companies Section 33 – Law No. 19550 – Note 8	7,244	150,856
In foreign currency	10,869,399	22,766,542
Accrued interest	-	(398,363)
	12,805,198	23,987,212

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 2 - COMPOSITION OF THE PRINCIPAL ACCOUNTS - Continued

	2002	2001
Payroll, benefits and tax liabilities		
Payroll and benefit liabilities	240,419	566,317
Tax liabilities	417,235	490,300
	657,654	1,056,617
Bank debt		
In local currency		
Financial loans	8,425,364	-
Interest to accrue	(61,156)	-
In foreign currency		-
Financial loans	17,123,940	-
Interest to accrue	(56,795)	-
	25,431,353	-
Other liabilities		
Companies Section 33 Law No. 19550 - Note 8	1,000,000	1,000,000
Miscellaneous provisions	204,011	676,096
	1,204,011	1,676,096
NONCURRENT LIABILITIES		
Other liabilities		
Companies Section 33 Law No. 19550 - Note 8	673,398	771,016
	673,398	771,016

NOTE 3 - CAPITAL STRUCTURE - SHAREHOLDERS' EQUITY

a) Capital Structure

In accordance with the modification to the Company's By-laws approved at the Special Shareholders' meeting held on May 27, 1994, the capital of the Company was increased from $ 3.20 to $ 2,000,000.

This capital, which is totally registered, subscribed, and paid-in, is represented by 20,000,000 registered common shares with a par value of $ 0.10.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 3 - CAPITAL STRUCTURE - SHAREHOLDERS' EQUITY - Continued

The shares of the Company were converted into three classes, as follows:

Class of shares	Votes
Class "A"	Three (3) votes each
Class "B"	Three (3) votes each
Class "C"	One (1) vote each

On a per share basis, the Class A, B and C Shares participate equally in dividends.

The capital structure as of March 31, 2002 and 2001 is as follows:

Class of shares	Number
Class "A" shares	5,200,000
Class "B" shares	5,200,000
Class "C" shares	9,600,000
Total	20,000,000

b) Other Reserves - Reserve for Future Dividends

This account includes the decisions taken by the Shareholders at the Meetings held on May 24, 1995, May 22, 1998 and April 29, 1999, whereby it was approved that a reserve for future dividends be recorded in the sum of $ 8,545,110, $ 3,500,000 and $ 3,800,000, respectively. This reserve remained at the Board of Directors' discretion. On July 14, 1995, May 12, 1998, July 12, 1999, December 13, 1999, July 18, 2000 and December 15, 2000, the Board of Directors approved the payments of $ 4,261,580, $ 4,250,000, $ 1,750,000, $ 1,750,000, $ 1,900,000 and $ 1,900,000, respectively.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 4 - COMPOSITION OF FINANCIAL AND HOLDING RESULTS

The composition of Financial and Holding Results for the three-month periods ended March 31, 2002 and 2001, is as follows:

	2002		2001	
	Generated by		Generated by	
	Assets	Liabilities	Assets	Liabilities
	(Loss) Gain	(Loss) Gain	(Loss) Gain	(Loss) Gain
Nominal interest	9,790	(897,478)	106,371	(381,430)
Exchange differences	2,525,998	(22,577,110)	-	(155,258)
Holding results on:				
- inventories	24,499,738	-	(520,581)	-
- allowances	(3,234,287)	-	-	-
- short-term investments and tax receivables - Note 5 c)	459,940	-	(322,622)	-
Subtotal	24,261,179	(23,474,588)	(736,832)	(536,688)
Total	786,591		(1,273,520)	

NOTE 5 - TIERRA DEL FUEGO TAX REGIME

The Company is included in the following regimes:

- Industrial Promotion Regime established by the 1972 National Law No. 19640 for developing activities in the Province of Tierra del Fuego. In this regard, the Company is entitled to certain tax and customs duty benefits until 2013. The benefits include the following:

a) Income tax: In accordance with Executive Order No. 1395/94, the national government established that, as of September 1, 1994, 85% (see effect of Executive Order No. 615/97) of the sales price to customers shall not be subject to income tax (of which the current rate is 35%) on profits generated within said province.

b) Value Added Tax (VAT): The Company's sales are subject to a 21% rate as of April 1995. This tax is collected from MIRGOR S.A.C.I.F.I.A.'s customers.

Amounts expressed in Pesos

NOTE 5 - TIERRA DEL FUEGO TAX REGIME - Continued

Executive Order No. 1395/94 established that the presumed tax receivable, to be calculated as from September 1, 1994, results from applying the tax rate on 61.11% (see effect of Executive Order No. 615/97) of the net sales price to customers. Therefore, the tax payable is reduced to 8% thereof as of April 1995.

c) In accordance with Law No. 23697 the national government suspended certain tax benefits during fiscal years 1989 and 1990. The resulting VAT and capital taxes paid in connection with this law were to be reimbursed to the Company in the form of government bonds.

D.G.I.'s Resolution No. 3838/94, established the procedure by which Mirgor can obtain the bonds (tax credit certificates). Consequently, Mirgor recorded tax receivables amounting to $ 1,511,787.90 due to the difference between the amount originally recorded and that applied for on June 27, 1995 in accordance with the valuation criteria set forth in Resolution No. 3838/94.

On September 17, 1996, the Tax Authorities notified the Company of their decision whereby they acknowledged a higher amount in favor of the Company ($ 2,194,141.99) due to the application of an adjusted index of the month prior to that used by the Company in the original filing. Likewise, with regard to the Suppliers' VAT refund, a receivable amounting to $ 148,853.37 has been recorded, and will be recovered under the export VAT refund regime.

Considering that on May 2, 1996, the Ministry of Economy and Public Works and Utilities issued Resolution No. 580/96, which includes receivables prior to April 1, 1991, the Company decided to record the acknowledged receivable of the Debt Consolidation Bonds, issued pursuant to Law No. 23982 and its regulatory provisions, at the market value prevailing at the end of each period.

On May 19, 1997, the Tax Authorities notified the Company of their provisional approval of the amounts stated in the preceding paragraphs.

d) Pursuant to Law No. 19640, the Company does not pay customs duties (which for the Company would amount to approximately 15%) and no import tax rate (which is currently equivalent to 3%) on the total value of imported materials used in the Company's operations in Tierra del Fuego.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 5 - TIERRA DEL FUEGO TAX REGIME - Continued

e) Certain of the benefits obtained by the Company for b) and d) above are as follows:

	Periods ended March 31	
	2002	**2001**
Value added tax (VAT)	1,317,556	1,537,642
Customs duties and import rate (estimated)	349,614	657,048

Even though the operation in Tierra del Fuego enjoys the above-mentioned promotional tax benefits, it has, on the other hand, incurred higher costs such as wages, communications, freight, leasing, travel expenditures, etc.

Subsequently, Executive Order No. 615/97 of July 7, 1997, which amended Executive Order No. 1395/94, reimplemented certain tax benefits granted under the Industrial Promotion Regime. In light of the new Executive Order, the presumed tax receivable, to be calculated as of August 1, 1997, for VAT purposes, will result from applying the tax rate (prevailing upon sale) to the net sales price to customers.

In regards to income tax, the sales made to continental Argentina will enjoy a 100% exemption from the tax provided for in clause a), Section. 4 of Law No. 19640.

In regards to the refunds receivable in local currency for exports from continental Argentina to Tierra del Fuego, due to delays in payments incurred by the National Government, the Company filed several applications for their collection with the General Customs Administration (Promotional Regimes Division).

To the date of issuance of these financial statements, such claims continue to be under administrative proceedings.

NOTE 5 - TIERRA DEL FUEGO TAX REGIME - Continued

Amounts expressed in Pesos

- Competitiveness regime, established by National Executive Order No. 730/01 to improve competitiveness and employment generation in the country. The main benefits established for those companies adhered thereto are as follows:

a) Full exemption from the tax on interest paid and the financial cost of corporate indebtedness;

b) Full exemption from the minimum presumed income tax;

c) Computation as VAT credit of the amounts paid for employers' contributions on the payroll owed to the Unified Social Security System (SUSS).

The benefits referred to in a) above are effective as of August 31, 2001 and those referred to in b) and c) above as of July 1, 2001. In cases a) and b), these benefits will no longer be enjoyed on April 30, 2002; and in case c), on November 30, 2001.

NOTE 6 - SIGNIFICANT CUSTOMERS AND LICENSE AGREEMENTS

For the three-month periods ended March 31, 2002 and 2001, the Company's sales to its most significant customers were as follows:

	2002	**2001**
Volkswagen Argentina S.A.	60%	37%
Peugeot Citroen Argentina S.A.	12%	32%
General Motor Argentina	12%	0%
Mercedes Benz	7%	2%
Renault Argentina S.A.	0%	16%

A significant portion of the Company's products is manufactured under license agreements with Valeo Thermique Habitacle.

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 7 - CONTROLLING SHAREHOLDER

Controlling shareholder: Il Tevere S.A.
Legal Address: Paseo Colón 221, 2nd Floor, Buenos Aires
Principal Activity: Investor in shares of other corporations
Voting percentage: 76.47%
Share percentage: 52%

On July 15, 1996, 40% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation, which indirectly owns 20.8% of the capital stock of MIRGOR S.A.C.I.F.I.A. and is entitled to 30.59% of votes. On March 6, 1998, 10% of the shares of Il Tevere S.A. was transferred to Valeo Climatisation; accordingly, its ownership interest in the capital stock of MIRGOR S.A.C.I.F.I.A. increased to 26%.

NOTE 8 - TRANSACTIONS WITH SECTION 33 COMPANIES - LAW No. 19550

During the three-month periods ended March 31, 2002 and 2001, the Company had made transactions related to the purchase of goods and other transactions with its controlled company in the amounts of $ (26,485) and $ 275,907, respectively.

On August 20, 1998, the Company's Board of Directors decided to make irrevocable contributions for future capital increases in Interclima S.A. of 4,500,000, through the debt held by Interclima S.A. with the Company.

As of March 31, 2002 and 2001, the liabilities for Mirgor and/or Interclima S.A. amounted to:

	2002	2001
Current Liabilities	(7,244)	(150,856)
Liabilities (Companies Section 33 - Law No. 19550) - Current	(1,000,000)	(1,000,000)
Liabilities (Companies Section 33 - Law No. 19550) - Noncurrent	(673,398)	(771,016)
Total	(1,680,642)	(1,921,872)

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NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2002 AND 2001 - Continued

Amounts expressed in Pesos

NOTE 9 - INCOME TAX WITHHOLDINGS ON DIVIDENDS

When the payment of dividends is made in excess of the taxable income, estimated as set forth in the income tax law, 35% of such amount in excess should be withheld as sole and final payment.

In accordance with the unnumbered section following section 69 of the referred Law, the Company is not compelled to make any withholding in this regard.

NOTE 10 - STATUTORY BOOKS

The books that were legalized subsequent to the date of the related transactions are as follows:

Journal No.	Legalization date	Period's transactions
25	April 23, 2001	02/21/01 to 03/31/01
26	April 23, 2001	04/01/01 to 04/30/01
27	August 6, 2001	05/01/01 to 06/01/01
28	August 8, 2001	06/02/01 to 07/02/01
29	October 23, 2001	07/03/01 to 08/01/01
30	October 24, 2001	08/02/01 to 08/31/01
31	November 2, 2001	08/31/01 to 10/03/01
32	November 2, 2001	10/04/01 to 10/31/01
33	March 14, 2002	11/20/01 to 12/31/01
34	March 14, 2002	01/01/02 to 03/15/02
35	May 15, 2002	03/15/02 to 03/31/02

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION

During the last months of 2001, Argentine economic activity decreased impairing domestic markets. At the same time, interest rates required by investors in Argentine Government bonds significantly increased, the quoted market prices of these bonds decreased, and the level of bank deposits as well as foreign credit availability decreased. Under these circumstances, the national authorities implemented several measures, which included, among others: a) the national and provincial public debt-restructuring program, negotiating a voluntary debt swap with the bondholders, which contemplates a substantial decrease in interest rates and guarantee of the new debt with future tax collections; and b) restrictions on the availability of bank deposits and transfers of funds abroad that are not related to certain commercial transactions.

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION - Continued

Subsequently, the National Government declared the default of the payment of the country's external debt and on January 6, 2002, the Public Emergency and Exchange Regime Reform Law No. 25561 was enacted, whereby the Executive Branch was empowered to establish a system that will determine the exchange rate between the peso and foreign currencies and put into place exchange regulations. Also, the referred law amended Law No. 23928 ("Convertibility Law"), which had been in force since 1991.

On January 10, 2002, the Central Bank of Argentina (B.C.R.A.) issued Notice A 3425, which set forth the terms of the official exchange market beginning on January 11, 2002 (basically for exports and certain imports) and a free exchange market for the remaining transactions. The exchange rate for the US dollar in the official market was $ 1.40 = US$ 1 and the currency selling exchange rate in the free exchange market on January 11, 2002 ranged from 1.60 to 1.70 pesos per dollar.

On February 3, 2002, the Executive Branch, through Executive Order 214/2002 – which partially amends Law No. 25561 – established, among other relevant issues, the conversion into pesos of payable obligations denominated in US dollars or other foreign currencies as of January 6, 2002 (Law No. 25561 enactment date), according to the following regime:

- All of the deposits denominated in US dollars or other foreign currencies in the financial system shall be converted into pesos at the exchange rate of $ 1.40 = US$ 1, or its equivalent in other foreign currency.

- All of the debts denominated in US dollars or other foreign currencies held with the financial system shall be converted into pesos at the exchange rate of $ 1 = US$ 1, or its equivalent in other foreign currency.

- The obligations denominated in US dollars or other foreign currency, not related to the financial system, shall be converted at the exchange rate of $ 1 = US$ 1. Any of the parties may require a fair price readjustment, if the application of this rule leads to a contractual unfairness. If no agreement is reached between the parties, a court shall decide thereon.

Amounts expressed in Pesos

NOTE 11 - MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION - Continued

In the three cases described above, the amounts shall be adjusted to the so-called "Reference Stability Rate" (CER), which shall be periodically published by the B.C.R.A. In addition, a minimum interest rate shall be applied to deposits and a maximum rate to loans.

On February 8, 2002, the Executive Branch issued Executive Order 260/02, whereby the foreign exchange regime was amended, replacing it with a free exchange market whereby all of the transactions in foreign currencies could be freely traded. These transactions are subject to the requirements and regulations of the B.C.R.A. According to subsequent regulations of the B.C.R.A., the transfers abroad for financial loan principal services and profits and dividends made in the 90-day period after February 11, 2002 shall require the prior consent of the B.C.R.A., whatever the payment term may be. Due to the complexity of the matter, the B.C.R.A. will surely issue new regulations in the future.

It is noteworthy that in preparing the financial statements, management has given special consideration to the provisions of Executive Orders Nos. 214/2002, 410/2002 and Resolution A3561 of the B.C.R.A. (which amends A3507) as regards the currency in which US-dollar denominated liabilities should be settled. However, the referred regulations give rise to different interpretations as to the criterion to determine liabilities that were comprised in the debt pesification, which results in an environment of uncertainty regarding the ultimate valuation of the referred liabilities.

This additional information reveals all of the effects arising from the new economic and exchange measures known as of the date of issuance of these financial statements. In this regard, the Company's management has made its estimations taking into account said measures, as stated in the following paragraph. The effects that future additional or supplementary measures may have on the Company will be recorded upon the acknowledgment thereof by management.

NOTE 11 – MARKET RISK FACTORS AS A RESULT OF THE ECONOMIC SITUATION - Continued

Considering the comments made in the preceding paragraphs and the expected evolution of the negotiations with financial institutions, the Company's management has decided to book an allowance for financial contingencies in the amount of $ 3.5 million, which has been recorded against a P&L charge for the period and included in the Financial and holding results, being the allowances for contingencies included in current liabilities its contra account.

Also, the Company has certain tax and refunds receivable in the amount of $ 5 million disclosed in noncurrent assets, whose future recovery depends on the probabilities of the National Government reversing its default situation, and on the generation of income which would be subject to tax.

The situations mentioned in the paragraphs above do not allow us to ensure that the final results agree with the balances booked by the Company. Therefore, the information included in these financial statements, and other related documentation, does not illustrate the potential impact that might derive from the situation depicted above in this note and, accordingly, should be analyzed considering that possibility.